Exhibit 2.1

EXECUTION COPY

STOCK PURCHASE AGREEMENT

by and among

JOSLIN, LESSER & ASSOCIATES, INC., as the Company,

EACH OF THE STOCKHOLDERS OF JOSLIN, LESSER & ASSOCIATES, INC., as Company Stockholders,

THE STOCKHOLDER REPRESENTATIVE

and

NV5 HOLDINGS, INC., as Buyer

January 30, 2015

i

4.26	Severance	28
4.27	Absence of Certain Changes or Events	28
4.28	Product and Service Warranties	28
4.29	Customers	29
4.30	Construction.	29
4.31	Bank Accounts	29
4.32	Full Disclosure	29
ARTICLE V REPRESENTATIONS AND WARRANTIES OF THE COMPANY STOCKHOLDERS		29
5.1	Capacity and Authority; Enforceability	29
5.2	Ownership of Shares	30
5.3	No Conflict	30
5.4	Litigation	30
5.5	Brokers or Finders	30
5.6	Affiliate Transactions	31
5.7	United States Person	31
5.8	Securities Law Matters	31
ARTICLE VI REPRESENTATIONS AND WARRANTIES OF BUYER		32
6.1	Organization; Good Standing	33
6.2	Power and Authority; Enforceability	33
6.3	No Conflict	33
6.4	Litigation	33
6.5	Brokers or Finders	33
6.6	Financial and Regulatory Matters	33
ARTICLE VII COVENANTS		34
7.1	Certain Tax Matters	34
7.2	Cooperation and Proceedings; Access to Records	36
7.3	Further Action	36
7.4	Noncompetition, Nonsolicitation, and Nondisparagement	36
7.5	Confidentiality	37
7.6	Customer and Other Business Relationships	39
7.7	Buyer Stock	39
ARTICLE VIII DIRECTORS AND OFFICERS; PROFESSIONAL LIABILITY PRIOR ACTS INSURANCE		40
8.1	Directors and Officers	40
ARTICLE IX STOCKHOLDER REPRESENTATIVE		40
9.1	Designation; Powers	40
9.2	Authority	41
ARTICLE X SURVIVAL; INDEMNIFICATION; DISPUTE RESOLUTION		42
10.1	Survival	42
10.2	Indemnification Obligations of the Company Stockholders	42
10.3	Indemnification Obligations of Buyer	43
10.4	Limitations	44
10.5	Notice of Indemnification; Indemnification Procedure	44
10.6	Indemnification Payments; Setoff Against Promissory Notes	46

10.7	Character of Indemnity Payments	47
10.8	Investigations	47
10.9	Exclusive Remedy	47
10.10	Jurisdiction; Governing Law	48
10.11	Equitable Remedies	48
ARTICLE XI CONFIDENTIALITY		48
11.1	Non-Disclosure of Information	48
11.2	Publicity	48
11.3	Damages	48
ARTICLE XII GENERAL		49
12.1	Entire Agreement	49
12.2	Headings	49
12.3	Notices	49
12.4	Exhibits and Schedules	50
12.5	Termination of Obligations	50
12.6	Severability	50
12.7	Waiver	51
12.8	Assignment	51
12.9	Successors and Assigns	51
12.10	Amendments	51
12.11	Counterparts; Facsimiles	51

SCHEDULES

Schedule 1.1(b)	Key Employees
Schedule 2.3(a)(iii)	Resignations
Schedule 2.3(a)(iv)	Consents
Schedule 4.1	Foreign Qualifications
Schedule 4.4	Capitalization
Schedule 4.5	Indebtedness
Schedule 4.6(a)	Material Contracts
Schedule 4.6(b)	Enforceability of Material Contracts
Schedule 4.7	Sufficiency of Assets
Schedule 4.8(a)	Accounts Receivable
Schedule 4.8(b)	Prepaid Deposits
Schedule 4.9	Financial Statements
Schedule 4.10	Undisclosed Liabilities
Schedule 4.11	Equipment
Schedule 4.12	Insurance
Schedule 4.14	Leased Real Property
Schedule 4.15(a)	Employee Benefit Plans
Schedule 4.15(f)	Parachute Payments
Schedule 4.16(a)	Employees
Schedule 4.16(e)	Employment-Related Proceedings
Schedule 4.17	No Conflict

Schedule 4.18	Litigation
Schedule 4.21(a)	Owned Intellectual Property
Schedule 4.21(b)	Intellectual Property Licenses
Schedule 4.22	Environmental Matters
Schedule 4.23	Affiliate Transactions
Schedule 4.25(b)	Tax Returns and Payments
Schedule 4.28	Product and Service Warranties
Schedule 4.31	Bank Accounts
Schedule 5.2	Ownership of Shares

EXHIBITS

Exhibit A	Company Stockholders
Exhibit B	Company Closing Certificate
Exhibit C	Company Officer’s Certificate
Exhibit D	Company Tax Certificate
Exhibit E	Form of Opinion of Counsel
Exhibit F	Buyer Closing Certificate
Exhibit G	Form of Promissory Note
Exhibit H	Form of Lock-Up Agreement

STOCK PURCHASE AGREEMENT

This Stock Purchase Agreement (this “Agreement”) is made as of January 30, 2015, by and among (i) JOSLIN, LESSER & ASSOCIATES, INC., a Massachusetts corporation (the “Company”), (ii) each of the holders of issued and outstanding shares of capital stock of the Company (the “Company Stockholders”), (iii) Stuart D. Lesser, solely in his capacity as the Stockholder Representative, as appointed pursuant to Section 9.1 hereof (the “Stockholder Representative”), and (iv) NV5 HOLDINGS, INC., a Delaware corporation, or its assigns (“Buyer”). Buyer, the Company, the Company Stockholders and the Stockholder Representative are sometimes referred to separately in this Agreement as a “Party” and collectively as the “Parties.”

WHEREAS, the Company is engaged in the business of providing project management for construction projects in Massachusetts and managing the design and construction of public and private facilities (the “Business”);

WHEREAS, the Company Stockholders set forth on Exhibit A collectively are the record and beneficial owners of all of the issued and outstanding shares of Company Common Stock (the “Shares”), which Shares constitute all of the issued and outstanding shares of capital stock of the Company; and

WHEREAS, the Company Stockholders desire to sell, and Buyer desires to purchase, all of the Shares for the consideration and on the other terms and conditions set forth in this Agreement.

NOW, THEREFORE, in consideration of the foregoing and of the mutual premises, covenants, representations, warranties and agreements set forth in this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties, intending to be legally bound, hereby agree as follows:

ARTICLE I
DEFINITIONS

1.1     Defined Terms. For the purposes of this Agreement, except as otherwise expressly provided or unless the context otherwise requires, the following terms shall have the meanings assigned to them in this Section 1.1:

“Accounting Arbitrator” means a nationally known independent accounting firm (which firm shall not be the then regular auditors of Buyer or the Company) selected by Buyer and the Stockholder Representative to resolve any disputes under Sections 3.2(b), 3.3 and 7.1(b).

“Accounts Receivable” means all accounts receivable billed and unpaid, including prepaid deposits, for services provided by the Company prior to the Closing; provided that for purposes of Section 3.2(b), “Accounts Receivable” shall exclude prepaid deposits.

“Acquired Employees” means those individuals who are employed by the Company immediately prior to the Closing Date.

“Affiliate” means, with respect to any Person, any other Person, which directly or indirectly controls, is controlled by or is under common control with such Person.

“Breach” means any misstatement or inaccuracy in, or any failure to perform or comply with, any representation, warranty, covenant, obligation or other provision of this Agreement.

“Business Day” means a day other than Saturday, Sunday or any date on which banks located in the State of New York are authorized or obligated to close by applicable Legal Requirements.

“Cash” means, as of a particular time, the aggregate cash balance of the Company as of such time (including checks and drafts deposited for the account of the Company and net of issued but uncleared checks and drafts of the Company), as determined in accordance with GAAP.

“Code” means the Internal Revenue Code of 1986, as amended, or any successor law.

“Company Common Stock” means the common stock, without par value, of the Company.

“Consent” means any approval, consent, ratification, waiver or other authorization or release, including stockholder approval, board of directors approval, third Person consent and any Governmental Authorization.

“Contemplated Transactions” means the transactions contemplated by this Agreement and the other Transaction Documents.

“Contracts” means all contracts, agreements, leases (including leases of real property), licenses, re-seller agreements, commitments, sales and purchase orders, and other undertakings of any kind, whether written or oral, that are currently outstanding or have ongoing rights or obligations pertaining to them and that have not expired or otherwise been terminated.

“Damages” means, collectively, all claims, liabilities, obligations, losses, damages, deficiencies, assessments, judgments, costs, expenses (including reasonable attorneys’ fees and costs and expenses incurred in investigating, preparing, defending against or prosecuting any litigation or claim, action, suit, or other Proceeding or demand) whenever arising or incurred (including amounts paid in settlement, consequential damages (other than to the extent not a reasonably foreseeable result of the applicable Breach, violation or other basis for indemnification hereunder) and lost profits), with respect to which an Indemnified Party is entitled to receive indemnification pursuant to the provisions of ARTICLE X; provided, however, that (a) in no event shall Damages include exemplary or punitive damages except, in each case, to the extent awarded in a Third Party Claim, (b) in the event that the loss, claim or other liability that gave rise to the right to receive indemnification is covered by insurance maintained by or for the benefit of the Indemnified Party, the amount of any Damages that such Indemnified Party would otherwise be entitled to receive will be reduced by the amount of the insurance proceeds actually paid to or received by the Indemnified Party (net of any (i) deductible amounts, (ii) documented out-of-pocket expenses relating to the recovery of such insurance proceeds, and (iii) increase in premium resulting therefrom), and (c) the amount of Damages that such Indemnified Party would otherwise be entitled to receive will be reduced by any indemnification, contribution or other similar payment actually recovered by such Indemnified Party or any Affiliate thereof from any third Person with respect thereto.

“Disclosure Schedule” means the schedules delivered by the Company or the Company Stockholders pursuant to ARTICLE IV or ARTICLE V. Unless otherwise specified, each reference in this Agreement to any numbered Schedule of the Disclosure Schedule is a reference to the corresponding numbered Schedule of the Disclosure Schedule. Each numbered Schedule of the Disclosure Schedule shall be deemed to qualify the corresponding Section of this Agreement and any other Schedule of the Disclosure Schedule that is specifically cross-referenced to such disclosure. Nothing in the Disclosure Schedule is intended to broaden the scope of any representation, warranty or covenant of the Company or the Company Stockholders contained in this Agreement.

“Employee Benefit Plan” means a Plan that the Company or any ERISA Affiliate sponsors, maintains, has any obligation to contribute to, has or may have liability under or is otherwise a party to, or that otherwise provides benefits for employees, former employees, independent contractors or former independent contractors (or their dependents and beneficiaries) of the Company or any ERISA Affiliate, on the date of this Agreement or at any time subsequent thereto and on or prior to the Closing Date and, in the case of a Plan that is subject to Part 3 of Title I of ERISA, Section 412 of the Code or Title IV of ERISA, at any time during the five (5)-year period preceding the date of this Agreement.

“Environmental Laws” means all federal, state, regional or local statutes, laws, rules, regulations, codes, orders, plans, injunctions, decrees, rulings and changes or ordinances or judicial or administrative interpretations thereof, or similar laws of foreign jurisdictions, which govern or relate to pollution, protection of the environment, public health and safety, air emissions, water discharges, hazardous or toxic substances, solid or hazardous waste or occupational health and safety, as any of these terms are or may be defined in such statutes, laws, rules, regulations, codes, orders, plans, injunctions, decrees, rulings and changes or ordinances, or judicial or administrative interpretations thereof, including: the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended by the Superfund Amendment and Reauthorization Act of 1986, 42 U.S.C. § 9601, et seq.; the Solid Waste Disposal Act, as amended by the Resource Conservation and Recovery Act of 1976 and subsequent Hazardous and Solid Waste Amendments of 1984, 42 U.S.C. § 6901 et seq.; the Hazardous Materials Transportation Act, as amended, 49 U.S.C. § 1801, et seq.; the Clean Water Act, as amended, 33 U.S.C. § 1311, et seq.; the Clean Air Act, as amended (42 U.S.C. §§ 7401-7642); the Toxic Substances Control Act, as amended, 15 U.S.C. § 2601 et seq.; the Federal Insecticide, Fungicide, and Rodenticide Act as amended, 7 U.S.C. § 136-136y; the Emergency Planning and Community Right-to-Know Act of 1986 as amended, 42 U.S.C. § 11001, et seq. (Title III of SARA); and the Occupational Safety and Health Act of 1970, as amended, 29 U.S.C. § 651, et seq.

“Environmental Liabilities” means any liability of whatever kind or nature (including liability or responsibility for the costs of enforcement proceedings, investigations, cleanup, governmental response, removal or remediation, natural resources damages, property damages, personal injuries, medical monitoring, penalties, contribution, indemnification and injunctive relief) arising out of, based on or resulting from: (a) the presence, Release of, or exposure to, any Hazardous Materials; or (b) any actual or alleged non-compliance with any Environmental Law.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, or any successor law, and regulations and rules issued pursuant to that act or to any successor law.

“ERISA Affiliate” means (a) any corporation included with the Company in a controlled group of corporations within the meaning of Section 414(b) of the Code, (b) any trade or business (whether or not incorporated) which is under common control of the Company within the meaning of Section 414(c) of the Code, (c) any member of any affiliated service group of which the Company is a member within the meaning of Section 414(m) of the Code, or (d) any other person or entity treated as an affiliate of the Company under Section 414(o) of the Code.

“GAAP” means, at any particular time, generally accepted accounting principles as in effect in the United States at such time; provided, however, that, if it is or was permissible to use more than one principle at such time in respect of a particular accounting matter, GAAP shall refer to the principle which is or was then employed by the Company.

“Governmental Authorization” means any consent, license or permit issued, granted or given by or under the authority of any Governmental Body or pursuant to any Legal Requirement.

“Governmental Body” means any federal, state, local, municipal, foreign or other governmental or quasi-governmental entity, agency, instrumentality, or authority of any nature.

“Gross Costs” means the total costs, expenses, liabilities, Taxes and other expenditures of the Business as derived from the financial statements of the Company prepared in accordance with GAAP.

“Gross Revenues” means the total revenue of the Business as derived from the financial statements of the Company prepared in accordance with GAAP.

“Hazardous Materials” means any quantity of asbestos in any form, urea formaldehyde, PCBs, radon gas, crude oil or any fraction thereof, all forms of natural gas, petroleum products or by-products, any radioactive substance, any toxic, infectious, reactive, corrosive, ignitable or flammable chemical or chemical compound and any other substance, material or waste, that is defined in, or regulated by, or which may form the basis for liability under, any Environmental Law, whether solid, liquid or gas.

“Income Tax” means any Tax measured in whole or part by gross income, adjusted gross income, or net income, as such terms are understood for federal Tax purposes.

“Indebtedness” means, as to any Person: (a) indebtedness created, issued or incurred by such Person for borrowed money (whether by loan or the issuance and sale of debt securities); (b) obligations of such Person to pay the deferred purchase or acquisition price of property or services, other than trade accounts payable arising, and accrued expenses incurred, in the ordinary course of business; (c) indebtedness of others secured by a Lien on the property of such Person, whether or not the respective indebtedness so secured has been assumed by such Person; (d) obligations of such Person in respect of letters of credit or similar instruments issued or accepted by banks and other financial institutions for the account of such Person; and (e) indebtedness of others guaranteed by such Person.

“Intellectual Property” means all patents, copyrights, mask-work registrations, technology, know-how, processes, trade secrets, inventions, proprietary data, formulae, data bases, moral rights, domain names, manufacturing methods and data, specifications, drawings, algorithms, prototypes, designs, design rights, design tools, white papers, research and development data and computer software programs (except off-the-shelf software having a per-copy value of less than $100); all trademarks, trade names, service marks and service names; all registrations, applications, recordings, licenses and common-law rights relating thereto, all rights to sue at law or in equity for any infringement or other impairment thereto, including the right to receive all proceeds and damages therefrom, and all rights to obtain renewals, continuations, divisions or other extensions of legal protections pertaining thereto; and all other United States, state and foreign intellectual property.

“Key Employees” shall mean the employees of the Company listed on Schedule 1.1(b).

“Knowledge” in reference to the Company means the actual knowledge of any Company Stockholder or Key Employee, after due inquiry with respect to the matters at hand.

“Legal Requirement” means any domestic or foreign, federal, state, county, municipal or local statute, law, ordinance, rule, regulation law, judgment, order, writ, decree, injunction, administrative interpretation or other requirement of any Governmental Body.

“Liens” means all mortgages, liens, pledges, security interests, charges, claims, restrictions and encumbrances of any kind or nature whatsoever.

“Material Adverse Effect” means any change, event, circumstance, occurrence or effect that, individually or in the aggregate with any other change, event, circumstance, occurrence or effect has had, or would reasonably be expected to have, a material adverse effect on the assets, liabilities, properties, business, operations, financial condition or results of operations of the Company, taken as a whole, but excluding (a) any actual adverse effect arising out of or resulting public announcement of the Contemplated Transactions; and (b) effects resulting from general economic, regulatory or capital market conditions, but only to the extent such conditions do not disproportionately adversely affect the Company.

“Operating Profit” means the difference between (a) Gross Revenues and (b) Gross Costs.

“Permitted Liens” means (a) mechanics’, warehousemen’s, materialmens’, contractors’ and workmens’ liens, and other similar Liens arising in the ordinary course for obligations that are not delinquent, (b) liens for current Taxes and other statutory liens and trusts not yet due and payable or that are being contested in good faith provided there are adequate reserves maintained therefor, and (c) liens, pledges or deposits incurred or made in connection with workmen’s compensation, unemployment insurance and other social security benefits, or securing the performance of bids, tenders, statutory obligations, progress payments, surety and appeal bonds and other obligations of like nature, in each case incurred in the ordinary course of business.

“Person” means any individual, corporation, general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, or other entity or Governmental Body.

“Plan” means any employment, consulting, bonus, incentive compensation, deferred compensation, pension, profit sharing, retirement, stock purchase, stock option, stock ownership, stock appreciation rights, phantom stock, equity (or equity-based), leave of absence, layoff, vacation, day or dependent care, legal services, cafeteria, life, health, medical, dental, vision, welfare, accident, disability, workmen’s compensation or other insurance, severance, separation, termination, change of control, collective bargaining or other benefit plan, understanding, agreement, practice, policy or arrangement of any kind, whether written or oral, and whether or not subject to ERISA, including any “employee benefit plan” within the meaning of Section 3(3) of ERISA.

“Proceeding” means any action, arbitration, audit, hearing, investigation, litigation, or suit (whether civil, criminal, administrative, investigative or informal) commenced, brought, conducted, or heard by or before, or otherwise involving, any Governmental Body or arbitrator.

“Release” means any emission, spill, seepage, leak, escape, leaching, discharge, injection, pumping, pouring, emptying, dumping, disposal, or release of Hazardous Materials from any source into or upon the environment.

“Representatives” means, with respect to any Person, each of its directors, officers, managers, employees, consultants, partners, members, advisors, attorneys, accountants, brokers, distributors, resellers or other agents.

“Subsidiary” means, with respect to any Person, any other Person of which the specified Person, either directly or through or together with any other of its Subsidiaries, owns more than fifty percent (50%) of the voting power in the election of directors or their equivalents.

“Tax” means any tax of any kind, levy, assessment, tariff, duty, impost, charge or fee, including income, gross receipts, franchise, ad valorem, value added, excise, real or personal property, asset, sales, use, license, payroll, transaction, capital, net worth, withholding, estimated, social security, utility, workers’ compensation, severance, production, unemployment compensation, occupation, premium, windfall profits, transfer and gains taxes or other taxes or similar governmental charge or assessment of any kind imposed, assessed or collected by or under the authority of any Governmental Body, together with any interest, additions or penalties with respect thereto and any interest in respect of such additions or penalties.

“Tax Return” means any return, report, statement, declaration, estimate, form or other document (including any related or supporting information) filed with or submitted to, or required to be filed with or submitted to, any Governmental Body in connection with the determination, assessment, collection, reporting or payment of any Tax.

“Threatened” means, with respect to any Person, a Proceeding, claim, dispute or other matter that has been noticed to such Person in writing and received by such Person.

“Transaction Documents” means this Agreement, the Employment Agreements, the Lock-Up Agreements, the Stay Bonus Agreements, the Confidentiality Agreement, the Promissory Notes and any other agreements, certificates, instruments or documents entered into or delivered by any Party in connection with this Agreement or the Contemplated Transactions, any exhibits, attachments or schedules to any of the foregoing and any other written agreement that is expressly identified as a Transaction Document, as any of the foregoing is amended, supplemented or otherwise modified from time to time.

“Transaction Expenses” means all fees and expenses of the Company and its Affiliates in connection with this Agreement and the Contemplated Transactions, including (a) all fees, costs and expenses of attorneys, accountants, brokers, investment bankers, financial advisors and other advisors, (b) all amounts payable by the Company Stockholders in respect of obtaining the E&O Policy as contemplated in Section 8.1(b), and (c) all amounts payable by any of the Company or the Company Stockholders to any current or former director, officer, employee or consultant of the Company arising at or prior to the Closing from or as a result of the consummation of the Contemplated Transactions (including any severance or bonus plan payments, any payment of deferred compensation, any transaction bonus or change in control payment or any similar payment).

“Transfer Taxes” means all sales, transfer, recording, ad valorem, privilege, documentary, registration, conveyance, excise, license, gains, stamps, duties or similar Taxes.

“Unpaid Indebtedness” means the amount of any Indebtedness of the Company which has not been paid in full and discharged as of the Closing.

“Unpaid Transaction Expenses” means the Transaction Expenses which remain unpaid at Closing.

“Work in Progress” means services provided by the Company prior to the Closing Date for which payment invoices have not be remitted to the applicable customer as of the Closing Date.

1.2      Index of Defined Terms. Each of the following terms is defined on the page set forth below opposite such term:

Term:	Section:

Agreement	Preamble
Allocation Principle	3.2(b)(i)
A/R and WIP Schedule	3.2(b)(i)
Balance Sheet Date	4.9
Business	Recitals
Buyer	Preamble
Buyer Indemnified Parties	10.2

Term:	Section:

Claim Notice	10.5(a)
Claim Response	10.5(c)
Closing	2.2
Closing Cash Payment	3.1(a)
Closing Date	2.2
Closing Payment	3.1(b)
Closing Shares	3.1(b)
Company	Preamble
Company Intellectual Property	4.21(c)
Company Stockholders	Preamble
Confidential Information	7.5(a)
Confidentiality Agreement	11.1
Contingent Cash	3.3(c)(i)
Contingent Payment	3.3(a)
Contingent Payment Determination Date	3.3(b)
Contingent Shares	3.3(c)(iii)
Contingent Share Value	3.3(c)(iii)
Covered Persons	8.1(a)
Deductible Amount	10.4(a)
Delaware Courts	10.10(a)
E&O Policy	8.1(b)
Effective Time	2.2
Employment Agreements	2.3(a)(ix)
Equipment	4.11
Financial Statements	4.9
Fundamental Representations	10.1(a)
Indemnification Claim	10.5(a)
Indemnified Party	10.5(a)
Indemnifying Party	10.5(a)
Leased Real Property	4.14
Leases	4.14
Licenses and Permits	4.24
Lock-Up Agreement	3.4(b)
Material Contracts	4.6(a)
Owned Intellectual Property	4.21(a)
Owned Real Property	4.13
Party or Parties	Preamble
Pre-Closing Tax Period	7.1(a)
Promissory Note	3.1(c)
Purchase Price	3.1
Response Period	10.5(c)
Rule 144	5.8(f)
Securities Act	3.4(c)
Seller Indemnified Parties	10.3
Share Value	3.1(b)
Shares	Recitals
Stay Bonus Agreements	2.3(a)(x)
Stockholder Representative	Preamble
Straddle Period	7.1(b)

Term:	Section:

Straddle Period Returns	7.1(b)
Target Cash	3.2(a)
Target Gross Revenues	3.3(a)(i)
Target Operating Profit	3.3(a)(i)
Tax Contest	7.1(d)
Third Party Claim	10.5(e)

1.3     General Provisions. Unless expressly provided otherwise in this Agreement, or unless the context requires otherwise:

(a)     All accounting terms used in this Agreement shall have the meanings or interpretation given to them in accordance with GAAP, as the context may require;

(b)     The singular shall include the plural, the plural shall include the singular, and the use of any gender shall include all genders; and all references to any Party defined herein shall be deemed to refer to each and every Person defined herein as such Party individually, and to all of them, collectively, jointly and severally, as though each were named wherever the applicable defined term is used;

(c)     All references to “this Agreement” shall include the Exhibits and Schedules to this Agreement as well as the body of this Agreement;

(d)     All references to time shall mean Eastern Standard Time or Eastern Daylight Saving Time, as then in effect;

(e)     All references to sections, subsections, paragraphs or other provisions of any Legal Requirement that consists of a law, ordinance, regulation or statute shall be deemed to include successor, amended, renumbered and replacement provisions thereof;

(f)     References herein to Articles, Sections, Schedules and Exhibits shall be deemed references to Articles and Sections of, and Schedules and Exhibits to, this Agreement;

(g)     If any action is to be taken by any Party pursuant to this Agreement on a day that is not a Business Day, such action shall be taken on the next Business Day following such day;

(h)     The terms “include”, “includes” and “including” when used herein shall be deemed to be following by the phrase “without limitation” unless such phrase otherwise appears; and

(i)     Unless the context otherwise requires, the words “hereof”, “hereby” and “herein” and words of similar meaning when used in this Agreement refer to this Agreement in its entirety and not to any particular Article, Section or provision hereof.

ARTICLE II
SALE AND PURCHASE OF SHARES; CLOSING

2.1     Sale and Purchase of Shares. At the Closing, on the terms and subject to the conditions of this Agreement, each of the Company Stockholders will sell, transfer and deliver or cause to be delivered to Buyer, free and clear of any Liens, the Shares, and Buyer will purchase the Shares.

2.2      Closing. The closing of the Contemplated Transactions (the “Closing”) will take place remotely via an exchange of documents and signatures on the date hereof, or at such other time and place as the Parties may mutually agree upon in writing (the “Closing Date”), at which time the documents and instruments referred to in this Agreement will be delivered by the Parties. The sale of the Shares contemplated by this Agreement shall be deemed to take place and to be effective at 11:59 p.m., Eastern time, on the Closing Date (the “Effective Time”).

2.3     Closing Deliveries.

(a)     Company Stockholders Deliveries. Prior to or at the Closing, the Company Stockholders will deliver, or cause to be delivered, to Buyer the following:

(i)     certificates representing the Shares, duly endorsed (or accompanied by duly executed stock powers), for transfer to Buyer;

(ii)     with respect to each Company Stockholder, a properly executed certificate of non-foreign status in a form meeting the requirements of Treasury Regulations Section 1.1445-2(b)(2);

(iii)     the resignations of directors and officers of the Company set forth on Schedule 2.3(a)(iii);

(iv)     all Consents and assignments necessary in connection with the Contemplated Transactions as set forth on Schedule 2.3(a)(iv);

(v)     a closing certificate, dated as of the Closing Date, executed by an executive officer of the Company, in the form attached as Exhibit B, certifying that (A) all closing deliveries specified in this Section 2.3(a) have been delivered, and (B) the representations and warranties of the Company and the Company Stockholders contained in ARTICLE IV are true and correct in all material respects as of the Closing Date;

(vi)     an officer’s certificate, dated as of the Closing Date, executed by an executive officer of the Company, in the form attached as Exhibit C, certifying (A) the Articles of Organization of the Company, (B) the By-Laws of the Company, (C) approval by the Board of Directors of the Company of this Agreement and the Contemplated Transactions, (D) the good standing of the Company, and (E) the incumbency and genuineness of the signatures of each officer of the Company executing the Transaction Documents;

(vii)     a certificate, dated no more than ten (10) days prior to the Closing Date, executed by an executive officer of the Company, in the form attached as Exhibit D, certifying that the Company is not a “United States real property holding corporation” as that term is defined in Section 897(c)(2) of the Code;

(viii)     an employment agreement from Stuart D. Lesser, executed and delivered by the Company and Stuart D. Lesser, in a form acceptable to Buyer;

(ix)     employment agreements from each of the Key Employees (the “Employment Agreements”), executed and delivered by the Company and the applicable Key Employee, in a form acceptable to Buyer;

(x)     stay bonus agreements from each of the Key Employees (the “Stay Bonus Agreements”), executed and delivered by the applicable Key Employee, in a form acceptable to Buyer;

(xi)     executed copies of payoff letters in respect of the payment to the intended beneficiaries thereof of all Indebtedness of the Company;

(xii)     Lock-Up Agreements from each of the Company Stockholders, executed and delivered by the Company Stockholders;

(xiii)     an opinion of outside counsel to the Company opining as to the matters set forth on Exhibit E;

(xiv)     a document from Richard S. Joslin fully and completely releasing the Company from (A) any and all claims that he owns or has any rights in or to any equity interest in the Company and (B) any and all claims or rights he may have to any monies owed to him in respect of any prior equity interest in the Company, executed and delivered by Richard S. Joslin, in a form acceptable to Buyer; and

(xv)     all other certificates, instruments and documents reasonably necessary or appropriate to consummate the Contemplated Transactions.

(b)     Buyer Deliveries. Prior to or at the Closing, Buyer will deliver, or cause to be delivered, to the Company Stockholders the following:

(i)     the Closing Payment payable in the manner described in Section 3.1;

(ii)     the Promissory Notes;

(iii)     the Stay Bonus Agreements, executed and delivered by Buyer, in a form acceptable to Buyer;

(iv)     certified copies of resolutions duly adopted by Buyer approving the execution, delivery and performance of this Agreement and the Contemplated Transactions by Buyer;

(v)     a closing certificate, dated as of the Closing Date, executed by an executive officer of Buyer in the form attached as Exhibit F, certifying that (A) all closing deliveries specified in this Section 2.3(b) have been delivered, and (B) the representations and warranties of Buyer contained in ARTICLE VI are true and correct in all material respects as of the Closing Date; and

(vi)     all other certificates, instruments and documents reasonably necessary or appropriate to consummate the Contemplated Transactions.

ARTICLE III
PURCHASE PRICE

3.1     Purchase Price. On the terms and subject to the conditions of this Agreement and the adjustments set forth in Section 3.2, the Company Stockholders agree to sell and deliver to Buyer the Shares, and Buyer agrees to deliver to the Company Stockholders a maximum consideration of up to Five Million Five Hundred Thousand Dollars ($5,500,000) inclusive of the Contingent Payment (“Purchase Price”) as described below:

(a)     Closing Payment. At Closing, Buyer shall pay to the Company Stockholders in the proportions set forth on Exhibit A an amount in cash (the “Closing Cash Payment”) equal to Two Million Two Hundred Fifty Thousand Dollars ($2,250,000). The Closing Cash Payment shall be paid to the Company Stockholders by wire transfer or delivery of other immediately available funds on the Closing Date.

(b)     Closing Shares. Promptly following Closing, Buyer shall issue to the Company Stockholders in the proportions set forth on Exhibit A the number of shares of common stock in Buyer (the “Closing Shares” and together with the Closing Cash Payment, the “Closing Payment”) equal to the quotient of (i) One Million Dollars ($1,000,000) divided by (ii) the Share Value. The “Share Value” for purposes of determining the number of Closing Shares issued to the Company Stockholders shall be the average reported closing per share trading price of Buyer’s shares of common stock for the thirty (30)-day period immediately preceding the Closing.

(c)     Future Payments – Promissory Note. Subject to Sections 3.2(a)(ii), 3.3(c)(ii) and 10.6(d), One Million Two Hundred Fifty Thousand Dollars ($1,250,000) shall be payable in the form of promissory notes (each, a “Promissory Note” and collectively the “Promissory Notes”) made by Buyer payable to the Company Stockholders in the proportions set forth on Exhibit A, delivered to the Company Stockholders at Closing, which provide for four (4) equal payments of Three Hundred Twelve Thousand Five Hundred Dollars ($312,500) in the aggregate on the first, second, third and fourth annual anniversaries of the Closing Date. Each Promissory Note shall be substantially in the same form as the attached Exhibit G and by this reference incorporated herein and shall provide for the following terms in addition to those indicated above: (i) the interest rate shall be fixed at three and one half percent (3.5%) per annum payable at the time principal payments are due, and (ii) such other terms as are customary for promissory notes of this type. Attached to each Promissory Note shall be a schedule specifying the outstanding principal amount of such Promissory Note, which schedule shall be amended by Buyer following any adjustment to the outstanding principal amount of such Promissory Note pursuant to the provisions of this Agreement without requiring any further amendment or the Consent or approval of the Company Stockholders or the Stockholder Representative.

3.2     Adjustments and Allocations.

(a)     Closing Cash.

(i)     As of the Closing, the Company shall have Cash equal to at least Five Hundred Thousand Dollars ($500,000) (the “Target Cash”). To the extent the Company’s Cash as of the Closing is less than the Target Cash, Buyer shall be entitled to collect from each Company Stockholder (in the manner set forth in Section 3.2(a)(ii) below), an amount equal to such Company Stockholder’s pro rata portion of such difference in accordance with the proportions set forth on Exhibit A. To the extent the Company’s Cash as of the Closing exceeds the Target Cash, Buyer shall pay such excess amount to the Company Stockholders, in accordance with the proportions set forth on Exhibit A, within five (5) Business Days following the Closing Date.

(ii)     At any time prior to any payment of the principal amount and interest to the Company Stockholders pursuant to the terms of the Promissory Notes and Section 3.1(c), the outstanding principal amount of each Promissory Note shall be deemed to be reduced by such amount payable to Buyer pursuant to Section 3.2(a)(i) (in accordance with the proportions set forth on Exhibit A) until the outstanding principal amount of such Promissory Note is zero; provided that if such amount payable to Buyer exceeds the aggregate outstanding principal amount of the Promissory Notes following the reduction of the principal amount of each Promissory Note to zero, the Company Stockholders (in accordance with the proportions set forth on Exhibit A) shall pay such excess (if any) to Buyer by wire transfer no later than three (3) Business Days after the Closing Date.

(b)     Accounts Receivable and Work in Progress.

(i)     The Parties agree to allocate Accounts Receivable and Work in Progress on a pro rata basis such that the Company Stockholders shall be entitled to the value of such Accounts Receivable and Work in Progress, in each case to the extent collected by the Company, for work performed by the Company on or before the Effective Time and Buyer shall be entitled to the value of such Accounts Receivable and Work in Progress for work performed by the Company after the Effective Time (the “Allocation Principle”). Within ten (10) Business Days following the end of the calendar month in which the Closing occurs, the Stockholder Representative and Buyer shall work together in good faith to jointly instruct the Company’s accountant to prepare a schedule of all outstanding Accounts Receivable and Work in Progress as of the end of such calendar month (the “A/R and WIP Schedule”). The Stockholder Representative and Buyer agree to attempt to resolve in good faith any issues or disputes relating to the A/R and WIP Schedule. As invoices are paid to the Company in respect of the Accounts Receivable and Work in Progress set forth on the A/R and WIP Schedule, the Stockholder Representative and Buyer shall consult in good faith to determine what portion, if any, of such amount shall be allocated to the Company Stockholders and what portion, if any, of such amount shall be allocated to Buyer in accordance with the Allocation Principle. If (A) the Stockholder Representative or Buyer cannot agree on the A/R and WIP Schedule within ten (10) Business Days after delivery by the Company’s accountant, or (B) the Stockholder Representative and Buyer cannot agree on the amounts to be allocated to the Company Stockholders and Buyer in respect of any invoice within ten (10) Business Days after such invoice is paid, then Buyer and the Stockholder Representative shall refer the matter to the Accounting Arbitrator. No later than thirty (30) days after acceptance of its appointment as the Accounting Arbitrator, the Accounting Arbitrator shall determine the issues in dispute and shall render a written report as to the resolution of the dispute and the resulting computation, if applicable, of the amount of any such invoice allocable to the Company Stockholders and the amount of any such invoice allocable to Buyer (it being understood that in making such determination, the Accounting Arbitrator shall be functioning as an expert and not as an arbitrator), which determination shall be conclusive and binding on the Parties. In making such determination, the Accounting Arbitrator shall be bound by the provisions of this Section 3.2(b) and the definitions referenced herein. Buyer and the Stockholder Representative shall equally share the fees and expenses of the Accounting Arbitrator.

(ii)     For purposes of illustration only, if an invoice is paid following the Closing in respect of Accounts Receivable set forth on the A/R and WIP Schedule for work that was entirely performed prior to the Effective Time, the entire amount of the invoice so paid shall be for the account of the Company Stockholders; however, if an invoice is paid following the Closing in respect of Accounts Receivable set forth on the A/R and WIP Schedule for work, 60% of which was performed on or prior to the Effective Time and 40% of which was performed after the Effective Time, the amount of the invoice so paid shall be allocated 60% to the Company Stockholders and 40% to Buyer.

(iii)     Upon final determination of the allocation of any invoice in accordance with this Section 3.2(b), (A) Buyer shall be entitled to retain its pro rata portion of such invoice and (B) Buyer shall pay an amount to the Company Stockholders, in accordance with the proportions set forth on Exhibit A, equal to the Company Stockholders’ pro rata portion of such invoice within five (5) Business Days following such final determination.

(iv)     Notwithstanding anything to the contrary herein, in no event shall the Company Stockholders receive credit for any prepaid deposits for work that has not been performed by the Company as of the Effective Time.

(v)     For purposes of this Section 3.2(b), the Stockholder Representative and the Company Stockholders agree that the Stockholder Representative shall act on behalf of the Company Stockholders in connection with the Allocation Principle, the A/R and WIP Schedule and determination of the pro rata allocation and any dispute thereof.

3.3     Contingent Payment.

(a)     Contingent Payment. As additional consideration to the Company Stockholders hereunder, if:

(i)     (A) the Company’s Gross Revenues for the fiscal year ending December 31, 2015 exceed Seven Million Five Hundred Thousand Dollars ($7,500,000) (the “Target Gross Revenues”), and (B) the Company’s Operating Profit for the fiscal year ending December 31, 2015 exceeds Two Million Five Hundred Thousand Dollars ($2,500,000) (the “Target Operating Profit”) (it being understood and agreed that the Company’s Operating Profit shall be calculated without taking into account any Buyer corporate charges and staff bonuses allocated to the Business for the fiscal year ending December 31, 2015), then Buyer shall pay to the Company Stockholders One Million Dollars ($1,000,000) in accordance with this Section 3.3; or

(ii)     (A) the Company’s Gross Revenues for the fiscal year ending December 31, 2015 are less than the Target Gross Revenues, but more than Five Million Six Hundred Twenty-Five Thousand Dollars ($5,625,000), and (B) the Company’s Operating Profit for the fiscal year ending December 31, 2015 is less than the Target Operating Profit, but more than One Million Eight Hundred Seventy-Five Thousand Dollars ($1,875,000) (it being understood and agreed that the Company’s Operating Profit shall be calculated without taking into account any Buyer corporate charges and staff bonuses allocated to the Business for the fiscal year ending December 31, 2015), then Buyer shall pay to the Company Stockholders Five Hundred Thousand Dollars ($500,000) in accordance with this Section 3.3.

The payment, if any, to be made by Buyer to the Company Stockholders pursuant to this Section 3.3(a) shall be referred to as the “Contingent Payment”. The Parties acknowledge and agree that any Contingent Payment payable to the Company Stockholders pursuant to this Section 3.3(a) shall be payable either pursuant to Section 3.3(a)(i) or Section 3.3(a)(ii) and shall not exceed One Million Dollars ($1,000,000) in the aggregate.

(b)     Calculation of Contingent Payment. Within thirty (30) days after the end of the fiscal year ending December 31, 2015, Buyer shall prepare and deliver to the Stockholder Representative a statement setting forth in reasonable detail the Gross Revenues and Operating Profit for the fiscal year of the Company ending December 31, 2015. Gross Revenues and Operating Profit shall be calculated in good faith and in accordance with GAAP except to the extent required by applicable Legal Requirements. Buyer’s calculation of Gross Revenues and Operating Profit shall be conclusive and binding upon the Parties unless the Stockholder Representative provides written notice of dispute to Buyer within ten (10) days after delivery to the Stockholder Representative of such calculations. The Stockholder Representative and Buyer agree to consult and to attempt to resolve in good faith any issue arising as a result of the review of the calculation of Gross Revenues and Operating Profit. If the Stockholder Representative and Buyer cannot agree on the calculation of Gross Revenues and Operating Profit within ten (10) Business Days, Buyer and the Stockholder Representative shall refer the matter to the Accounting Arbitrator. Promptly, but no later than thirty (30) days after acceptance of its appointment as the Accounting Arbitrator, the Accounting Arbitrator shall determine (it being understood that in making such determination, the Accounting Arbitrator shall be functioning as an expert and not as an arbitrator), based solely on written submissions by Buyer and the Stockholder Representative, and not by independent review, only those issues in dispute and shall render a written report as to the resolution of the dispute and the resulting computation of Gross Revenues and Operating Profit, which shall be conclusive and binding on the Parties. In resolving any disputed item, the Accounting Arbitrator (i) shall be bound by the provisions of this Section 3.3 and the definitions referenced herein and (ii) shall elect the position of either Buyer or the Stockholder Representative with respect to the calculation of each item in dispute, and may not impose an alternative resolution with respect to any item in dispute. Buyer and the Stockholder Representative shall equally share the fees and expenses of the Accounting Arbitrator. The date on which the calculations of Gross Revenues and Operating Profit are finally determined in accordance with this Section 3.3(b) shall be referred to as the “Contingent Payment Determination Date”. For purposes of this Section 3.3(b), the Stockholder Representative and the Company Stockholders agree that the Stockholder Representative shall act on behalf of the Company Stockholders in connection with the calculations of Gross Revenues and Operating Profit and any dispute thereof.

(c)     Payment of Contingent Payment. Subject to this Section 3.3, if a Contingent Payment is payable, Buyer shall pay to the Company Stockholders the Contingent Payment, as described below:

(i)     Cash Payment. Within five (5) Business Days following the Contingent Payment Determination Date, Buyer shall pay to the Company Stockholders in accordance with the proportions set forth on Exhibit A twelve and one-half percent (12.5%) of the Contingent Payment in cash (the “Contingent Cash”). The Contingent Cash shall be paid to the Company Stockholders by wire transfer or delivery of other immediately available funds.

(ii)     Promissory Notes. Within five (5) Business Days following the Contingent Payment Determination Date, the principal amount of each Promissory Note shall be deemed to be increased by each Company Stockholder’s pro rata portion of an amount equal to thirty-seven and one-half percent (37.5%) of the Contingent Payment in accordance with the proportions set forth on Exhibit A, and the payments to be made on the second, third and fourth annual anniversaries of the Closing Date pursuant to the terms of each such Promissory Note shall be deemed to be increased proportionately.

(iii)     Shares. (A) Within five (5) Business Days following the Contingent Payment Determination Date, (B) on the second annual anniversary of the Closing Date, (C) on the third annual anniversary of the Closing Date, and (D) on the fourth annual anniversary of the Closing Date, Buyer shall, on each such date, issue to the Company Stockholders, in the proportions set forth on Exhibit A, the number of shares of common stock in Buyer (the “Contingent Shares”) equal to the quotient of (1) twelve and one-half percent (12.5%) of the Contingent Payment divided by (2) the Contingent Share Value. The applicable “Contingent Share Value” for purposes of determining the number of Contingent Shares issued to the Company Stockholders on each applicable payment date shall be the average reported closing per share trading price of Buyer’s shares for the thirty (30)-day period immediately preceding the date the applicable Contingent Payment is made.

3.4     Issuance of Buyer Common Stock. Issuance of all Closing Shares and Contingent Shares by Buyer to the Company Stockholders in accordance with Sections 3.1(b) and 3.3(c)(iii), respectively, is subject to the following:

(a)     Form of Payment of Closing Shares and Contingent Shares. Notwithstanding anything to the contrary contained herein, at Buyer’s sole option, Buyer may make payments of all shares of Closing Shares and Contingent Shares pursuant to Sections 3.1(b) and 3.3(c)(iii) in the form of cash or a combination of cash and Buyer’s common stock; provided, however, that the aggregate number of shares issuable to each Company Stockholder as Closing Shares or Contingent Shares shall not exceed 9.9% of either (i) the total number of shares of Buyer’s common stock outstanding as of the date of this Agreement or (ii) the total voting power of Buyer’s securities outstanding on the date of this Agreement that are entitled to vote on a matter being voted on by holders of Buyer’s common stock, in which instance the balance will be paid in cash.

(b)     Lock-up. All shares of Buyer’s common stock received by the Company Stockholders from Buyer pursuant to Section 3.1(b) shall be subject to lock up restrictions for a period of twelve (12) months following the applicable grant date pursuant to a lock up agreement in the form attached as Exhibit H (“Lock-Up Agreement”).

(c)     Certificate Legends. The shares of Buyer common stock to be issued to the Company Stockholders pursuant to Sections 3.1(b) and 3.3(c)(iii) have not been registered and shall be characterized as “restricted securities” under the federal securities laws, and under such laws such shares may be resold without registration under the Securities Act of 1933, as amended (the “Securities Act”), only in certain limited circumstances. Each certificate evidencing shares of Buyer’s common stock to be issued pursuant to Sections 3.1(b) and 3.3(c)(iii) shall bear the following legend:

“THE SECURITIES REFERENCED HEREIN HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AND HAVE BEEN ACQUIRED FOR INVESTMENT AND NOT WITH A VIEW TO, OR IN CONNECTION WITH, THE SALE OR DISTRIBUTION THEREOF. NO SUCH SALE OR DISTRIBUTION MAY BE EFFECTED WITHOUT AN EFFECTIVE REGISTRATION STATEMENT RELATED THERETO OR AN OPINION OF COUNSEL IN A FORM SATISFACTORY TO NV5 HOLDINGS, INC. THAT SUCH REGISTRATION IS NOT REQUIRED UNDER THE SECURITIES ACT OF 1933.”

and any legends required by state securities laws.

3.5     Wire Transfer Instructions. Any amounts payable by Buyer to the Company Stockholders by wire transfer pursuant to this ARTICLE III shall be paid by wire transfer or delivery of other immediately available funds to such accounts specified on Exhibit A or to such accounts as otherwise specified in writing by any such Company Stockholder at least three (3) Business Days prior to the applicable payment date.

ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF THE COMPANY AND THE COMPANY STOCKHOLDERS

The Company makes no representations or warranties to Buyer except as set forth in this ARTICLE IV. The Company Stockholders make no representations or warranties to Buyer except as set forth in this ARTICLE IV and in ARTICLE V. The Company and the Company Stockholders hereby jointly and severally represent and warrant to Buyer as follows:

4.1     Organization; Good Standing. The Company is a corporation duly organized, validly existing and in good standing under the laws of the Commonwealth of Massachusetts and has all requisite power and authority to own, lease and operate its properties and to carry on its business as presently conducted and as proposed to be conducted. The Company is duly qualified to transact business and is in good standing in each jurisdiction in which the failure to so qualify would have a Material Adverse Effect. The Company has made available to Buyer true, correct and complete copies of the Company’s Articles of Organization, By-Laws and other organizational documents as currently in effect, the minute books of the Company with respect to actions taken by its stockholders and directors, and the stock certificate books, stock transfer books and similar records of the Company. Schedule 4.1 sets forth a true and correct list of each jurisdiction in which the Company is qualified or registered to transact business. The Company’s Articles of Organization, By-Laws and other organizational documents are in full force and effect and the Company is not in violation of any of the provisions of its Articles of Organization, By-Laws or other organizational documents.

4.2     Power and Authority; Enforceability. The Company has full power and authority to execute and deliver this Agreement and any other Transaction Documents required to be executed and delivered by it in connection with the Contemplated Transactions and to perform its obligations under this Agreement and the other Transaction Documents and to consummate the Contemplated Transactions. The Company has taken all corporate action on the part of the Company necessary for the execution and delivery of this Agreement and the other Transaction Documents to which it is a party, the performance of all obligations of the Company under this Agreement and the other Transaction Documents to be performed as of the Closing and the consummation of the Contemplated Transactions. This Agreement and the other Transaction Documents to which it is a party have been duly executed and delivered by the Company and constitute valid and legally binding obligations of the Company, enforceable against the Company in accordance with their respective terms except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, or other laws of general application relating to or affecting the enforcement of creditors’ rights generally, or (b) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies.

4.3     Subsidiaries. The Company does not, nor has the Company since the time of its formation, (a) have any Subsidiaries, (b) own or control, directly or indirectly, beneficially or of record, any capital stock, equity securities or other equity interest in any other Person, or (c) participate in any joint venture, partnership or similar arrangement.

4.4     Capitalization. Schedule 4.4 accurately and completely sets forth the capital structure of the Company by listing thereon the number of shares of capital stock of the Company which are authorized and which are issued and outstanding and identifying the record owner of each such share and which of the issued and outstanding Shares are represented by a certificate. The Company Stockholders own all of the issued and outstanding shares of capital stock of the Company, and all of the issued and outstanding shares of capital stock of the Company (a) are duly authorized, validly issued, fully paid and nonassessable, (b) are free and clear of any Liens and defects of title whatsoever, (c) are held of record and beneficially owned by the Company Stockholders, and (d) were not issued in violation of the preemptive rights of any Person or any agreement or laws, statutes, orders, decrees, rules, regulations and judgments of any Governmental Body by which the Company at the time of issuance was bound. Except as set forth on Schedule 4.4, (i) there are no shares of capital stock of the Company reserved for issuance or held as treasury shares, (ii) there are no outstanding options, stock appreciation rights, warrants, rights, calls, commitments, conversion rights, rights of exchange, subscriptions, claims of any character, agreements, obligations, convertible or exchangeable securities or other plans or commitments, contingent or otherwise, relating to the capital stock of the Company, other than as contemplated by this Agreement, (iii) there are no outstanding Contracts of the Company and the Company Stockholders or any other Person to purchase, redeem or otherwise acquire any outstanding shares of the capital stock of the Company, or securities or obligations of any kind convertible into any shares of the capital stock of the Company, and (iv) there are no dividends which have accrued or been declared but are currently unpaid on the capital stock of the Company. No Person (other than the Company Stockholders) has made, asserted or threatened (orally or in writing) to make or assert any claim that such Person owns or has any rights in or to any equity interest in the Company.

4.5     Indebtedness. Except as set forth on Schedule 4.5, the Company has no outstanding Indebtedness.

4.6     Material Contracts.

(a)     Schedule 4.6(a) contains a listing (organized by the applicable subsection below) of all Contracts of the type described in clauses (i) through (xii) below to which the Company is a party or by which the Company or any of its assets is bound as of the date hereof (other than agreements related to Leases, Employee Benefit Plans and licenses related to intellectual property, which are provided for in Sections 4.14, 4.15(a) and 4.21(b), respectively) (the “Material Contracts”). True and correct copies of all Material Contracts have been delivered or made available to Buyer.

(i)     Each Contract and each outstanding bid, proposal or quotation that the Company reasonably anticipates will involve annual payments or consideration furnished by or to the Company more than $5,000;

(ii)     Each Contract related to the Indebtedness of the Company;

(iii)     Each Contract under which the Company has directly or indirectly made any advance, loan, mortgage, note, bond, extension of credit or capital contribution to, or other investment in, or guaranteed or agreed to indemnify the obligations of, any Person (other than extensions of credit to customers in the ordinary course of business);

(iv)     Each Contract pledging or otherwise placing a material Lien (other than a Permitted Lien) on any assets or properties of the Company;

(v)     Each Contract pursuant to which the Company has sold, exchanged or otherwise disposed of any of its assets or rights, other than in the ordinary course of business;

(vi)     Each Contract containing any provision or covenant prohibiting or materially limiting the ability of the Company to engage in any business activity or compete with any Person in any geographical area;

(vii)     Each joint venture, partnership, stockholders’, limited liability company or similar Contract with any Person;

(viii)     Each Contract granting any rights to license, market or sell the Company’s services to any other Person that limit the Company’s exclusive right to market or sell its services;

(ix)     Each Contract under which the Company directly or indirectly indemnifies any Person with respect to infringements of proprietary rights;

(x)     Each franchise, license, distributor or other similar type of Contract;

(xi)     Each Contract constituting an employment or consulting agreement with any officer or director of the Company or any Acquired Employee, in each case that requires payment by the Company in excess of $100,000 annually; and

(xii)     Each other Contract that is material to the operations of the Company, taken as a whole.

(b)     Except as set forth on Schedule 4.6(b), each Material Contract is in full force and effect and constitutes a legal, valid and binding agreement, enforceable against the Company and, to the Knowledge of the Company, each other party thereto, in accordance with its terms. Neither the Company, nor, to the Knowledge of the Company, any other party to each such Material Contract is in violation or breach of, or in default under, nor has there occurred any event or condition that with or without the passage of time or the giving of notice (or both) would constitute a violation or breach of, or default under, or permit the termination of, any such Material Contract or would cause acceleration of any obligation of any party thereto or create any Lien on the property of the Company, except as would not result in a Material Adverse Effect. The Company has not received notice from any other party to a Material Contract that such party plans on terminating its Contract with the Company. To the Knowledge of the Company, except with respect to Material Contracts that expire in accordance with their terms, no party to any such Contract intends to terminate its relationship with the Company or put its Contract with the Company out for bid, within six (6) months after the Closing Date.

4.7     Sufficiency of Assets. Except as set forth on Schedule 4.7, the Leased Real Property, the Company Intellectual Property and the Equipment constitute all of the assets that are necessary to permit Buyer to operate the Business immediately after the Closing Date in substantially the same manner as such operations have been conducted by the Company prior to the Closing Date.

4.8     Accounts Receivable; Prepaid Deposits; Accounts Payable.

(a)     All Accounts Receivable of the Company are valid receivables that have arisen from bona fide transactions entered into on an arms’ length basis in the ordinary course of business. The Accounts Receivable of the Company are current and to Knowledge of the Company are collectible net of the reserve shown on the balance sheet included in the Financial Statements dated as of the Balance Sheet Date (which reserve is adequate and calculated in accordance with GAAP). Subject to such reserve, the Accounts Receivable have either been or will be collected in full, without any setoff, expense, or other reduction, within ninety (90) days after the day on which it first becomes due and payable. There is no contest, claim, defense, or right of setoff, other than returns in the ordinary course of business, with respect to any Accounts Receivable. Schedule 4.8(a) lists and sets forth the aging of all Accounts Receivable as of the Balance Sheet Date.

(b)     Schedule 4.8(b) lists and sets forth the amount of all prepaid deposits received by the Company for which services have not been fully performed by the Company as of the Closing Date.

(c)     The accounts payable of the Company are properly reflected on the Financial Statements, and arose from bona fide transactions with non-Affiliated third parties in the ordinary course of business.

4.9     Financial Statements. Attached hereto as Schedule 4.9 are the following financial statements of the Company (collectively, the “Financial Statements”): (i) compiled financial statements of the Company for the fiscal years ending December 31, 2013 and 2012, and (ii) unaudited internally prepared financial statements of the Company for the twelve-month period ended December 31, 2014 (the “Balance Sheet Date”). The Financial Statements have been prepared in accordance with GAAP and fairly present in all material respects the financial position of the Company at the applicable balance sheet dates and the results of operations for the periods covered and have been prepared from, and are in accordance with, the books and records of the Company. The books and records of the Company fully and fairly reflect in all material respects all of its transactions, properties, assets and liabilities and have been maintained in good faith with reasonable diligence. Except as reflected on the Financial Statements, there are no extraordinary or non-recurring items of income or expense during the periods covered by the Financial Statements, and the balance sheets included in the Financial Statements do not reflect any writeup or revaluation increasing the book value of any assets. The Financial Statements reflect all adjustments necessary for a fair presentation of the financial information contained therein.

4.10     No Undisclosed Liabilities. Except as set forth on Schedule 4.10, the Company does not have any liability or obligation of any nature (whether known or unknown and whether absolute, accrued, contingent, or otherwise) that are not adequately reflect or provided for in the Company’s most recent balance sheet dated as of the Balance Sheet Date, other than liabilities or obligations (a) incurred in the ordinary course of business since the Balance Sheet Date, or (b) incurred in connection with the Contemplated Transactions.

4.11      Equipment. Except as set forth on Schedule 4.11, the Company has good and marketable title to, or a valid and binding leasehold or license interest in, all of the tangible personal property, assets and equipment (collectively, “Equipment”) of the Company, free and clear of all Liens other than Permitted Liens. All Equipment of the Company that is material to the Business is in good operating condition and in a state of good maintenance and repair, ordinary wear and tear excepted, is usable in the regular and ordinary course of the Business of the Company, is maintained in compliance with industry standards and Legal Requirements, and is adequate for the uses it is intended. The Company has no Knowledge of any defects or problems with any Equipment. All Equipment used in the Business is in the possession of the Company.

4.12     Insurance. Schedule 4.12 lists all policies of fire, liability and other forms of insurance maintained by the Company. All of these policies are in full force and effect, all premiums with respect thereto covering all periods up to and including the date hereof have been paid, and no notice of cancellation or termination, or material increase of premiums, has been received with respect to any such policy. There are no claims by the Company under any of such policies relating to the Business, assets or properties of the Company as to which any insurance company is denying liability or defending under a reservation of rights or similar clause other than a general reservation of rights.

4.13     Real Estate. The Company does not own, directly or indirectly, and has never owned, any real property.

4.14     Leases. Schedule 4.14 contains a complete and correct list, by street address, of real property and interests in real property used or occupied, directly or indirectly, by the Company (the “Leased Real Property”). The Company has good and valid leasehold interests in the Leased Real Property, free and clear of all Liens other than Permitted Liens. All leases and other agreements relating to the Leased Real Property (the “Leases”) are in full force and effect. No party under any such Lease is in default thereunder and there are no matters that, with the notice or passage of time, would be defaults thereunder. The Company does not use any real property other than the Leased Real Property, nor is any other real property required to conduct the Business as currently conducted. All rental and other amounts due and payable under any Lease have been paid in full. The Leased Real Property complies with and has been operated in compliance with all Legal Requirements, including environmental and zoning requirements, and the Company has not received any written notification from any Governmental Body requiring any improvements to the Leased Real Property.

4.15     Employee Benefits.

(a)     Employees of the Company participate in the plans sponsored by the Company and listed on Schedule 4.15(a), which is a true and complete list of each Employee Benefit Plan and any Plans that provide benefits to employees of the Company, if any. Except as set forth on Schedule 4.15(a), no Employee Benefit Plan is (i) a “multiple employer plan” for purposes of Sections 4063, 4064 or 4066 of ERISA, (ii) a “multiemployer plan” within the meaning of Sections 3(37) or 4001(a)(3) of ERISA, or (iii) subject to Section 412 of the Code or Section 302 or Title IV of ERISA. The Company has not incurred any liability (including as a result of any indemnification obligation) under Title IV of ERISA, and no condition exists that would subject the Company, either directly or by reason of affiliation with an ERISA Affiliate, to any Tax, fine, encumbrance, Lien or other liability imposed by Title IV of ERISA. Neither the Company nor any ERISA Affiliate has any formal plan or obligation to change or otherwise modify any existing Employee Benefit Plan or program or to establish any new Plan or program.

(b)     All Employee Benefit Plans have been administered (including with respect to reporting and disclosure) and are in compliance with their individual terms and with applicable Legal Requirements, including ERISA and the Code. Each of the ERISA plans that is intended to be “qualified” within the meaning of Code Section 401(a), and the trust (if any) forming a part thereof is a prototype Employee Benefit Plan entitled to rely on the prototype sponsor’s opinion letter or has received a favorable determination letter from the Internal Revenue Service as to its qualification under the Code and to the effect that each such trust is exempt from taxation under Section 501(a) of the Code, and, to the Knowledge of the Company, nothing has occurred since the date of such determination letter that will adversely affect such qualification or tax-exempt status. The Company has not received any claim or notice that any such Employee Benefit Plan is not in compliance with the terms of the applicable Employee Benefit Plan, ERISA, the Code (including all Tax rules, compliance with which is required for any intended favorable Tax treatment) or any and all other applicable Legal Requirements.

(c)     There are no Proceedings pending or Threatened against the Company by or on behalf of any Employee Benefit Plan, by an employee or beneficiary under any such Employee Benefit Plan or otherwise involving any such Employee Benefit Plan (other than routine claims for benefits).

(d)     The Company has delivered or made available to Buyer a true, correct and complete copy of each Employee Benefit Plan, including (i) each writing constituting a part of such Employee Benefit Plan, including all amendments thereto; (ii) the most recent annual report (Form 5500 Series) and accompanying schedules, if any; (iii) the current summary plan description and any material modifications thereto, if any; and (iv) the most recent determination letter from the Internal Revenue Service, if any.

(e)     All contributions required to be made to any Employee Benefit Plan by Legal Requirements or regulation or by any plan document or other contractual undertaking, and all premiums due or payable with respect to insurance policies funding any Employee Benefit Plan, for any period through the date hereof have been timely paid in full or accrued in the Financial Statements.

(f)     Except as set forth on Schedule 4.15(f), the consummation of the Contemplated Transactions (either alone or in combination with any other event or events) will not give rise to any payment (or acceleration of vesting of any amount or benefits) that will be an “excess parachute payment” as defined in Section 280G of the Code.

4.16     Employees and Labor Matters.

(a)     Schedule 4.16(a) is a true, accurate and complete list containing the name, current position and compensation, including incentive plans, of each Acquired Employee.

(b)     Except as otherwise indicated, all Acquired Employees are employees at will.

(c)     The Company is not a party to any collective bargaining agreement or similar labor contract, there are no labor unions, work councils or other organizations representing or attempting to represent any employees of the Company, and no strike, slowdown, picketing, work stoppage, concerted refusal to work overtime or other similar labor activity with respect to any employee of the Company is pending or Threatened.

(d)     The Company has maintained and continues to maintain, true, accurate and complete payroll, personnel and time records for purposes of compliance with all federal and state minimum wage and overtime laws and right to work laws, including adequate documentation of the applicability of exemptions under such laws.

(e)     The Company is in compliance with all Legal Requirements relating to labor and employment. Except as set forth on Schedule 4.16(e), there are no pending or Threatened, and during the last two (2) years there have not been any, formal employment-related Proceedings against the Company relating to the employees of the Company, including violations of the Age Discrimination in Employment Act of 1967, the Americans With Disabilities Act of 1990, the Rehabilitation Act of 1973, the Family and Medical Leave Act of 1993, the Civil Rights Act of 1866 and 1964, ERISA, the Occupational Safety and Health Act, and any other employment-related Legal Requirements.

4.17     No Conflict. Except as set forth on Schedule 4.17, neither the execution and delivery of this Agreement or the other Transaction Documents to which it is a party, nor the consummation or performance of the Contemplated Transactions, will (with or without notice or lapse of time): (a) contravene, conflict with or result in a violation of any of the provisions of the Company’s Articles of Organization, By-Laws or other organizational documents, (b) contravene, conflict with or result in a violation of, any Legal Requirement applicable to the Company, or (c) contravene, conflict with or result in a violation or breach of, or result in a default under, or give rise to any right or cause of action under, any provision of any Contract to which the Company is a party. Except as set forth on Schedule 4.17, no Consent is required to be made by or on behalf of the Company in connection with the execution, delivery or performance by the Company of this Agreement, the other Transaction Documents to which it is a party or the Contemplated Transactions.

4.18     Litigation. Except as set forth on Schedule 4.18, there are no Proceedings pending or Threatened concerning the Shares or the Company, whether civil or criminal or before any Governmental Body or other Person, and the nature of such matters have been fully disclosed to Buyer. There is no order, writ, injunction or decree which has been issued by, or requested of, any court or Governmental Body. To the Knowledge of the Company, there are no facts or circumstances existing that would reasonably be expected to give rise to any such Proceeding, nor has the Company received any threat, orally or in writing, that a third Person is considering asserting or filing any such Proceeding. Except as set forth on Schedule 4.18, there are no Proceedings pending or Threatened against the Company in which a customer of the Company or any third Person in connection with the Company has alleged damages of any kind whatsoever due to (a) the quality of service provided by the Company or (b) any act of the Company. The Company does not owe any amounts or have any other outstanding monetary obligations pursuant to (i) any judgment, decree, injunction, rule or order of any court, arbitration panel or Governmental Body, or (ii) any settlement agreement or similar agreement with any Person. There is no Proceeding pending or Threatened that challenges, or seeks damages or other relief in connection with, the Company’s performance of this Agreement or the Contemplated Transactions, or that may have the effect of preventing, delaying, making illegal, or otherwise interfering with, this Agreement or the Contemplated Transactions.

4.19     Compliance with Laws. The Company is and has been in compliance with all Legal Requirements applicable to it and its operations (as conducted by it now and in the past) and any other properties and assets of the Company (in each case owned or used by it now or in the past). The Company has not received, at any time, any written notice from any Governmental Body regarding any violation of or failure to comply with any Legal Requirements, nor is the Company under investigation with respect to, a violation of any Legal Requirement. The Company is not a party to or bound by any order, judgment, decree, injunction, rule or award of any Governmental Body, and the Company has filed all reports required to be filed with any Governmental Body on or before the date hereof. None of the Company nor, to the Knowledge of the Company, any director, officer, employee, Company Stockholder or other third Person acting at the direction of the Company, has taken any action in violation of the United States Foreign Corrupt Practices Act, as amended.

4.20     Brokers or Finders. The Company has not incurred any obligation or liability for brokerage or finders’ fees or agents’ commissions or other similar payments in connection with this Agreement or the Contemplated Transactions that will not be satisfied on or before the Closing Date.

4.21     Intellectual Property.

(a)     Schedule 4.21(a) sets forth a true and complete list of all United States and foreign patents, patent applications, registered copyrights, trademarks, trade names, service marks and internet domain names that are owned by the Company as currently conducted (the “Owned Intellectual Property”). None of the Owned Intellectual Property is subject to any Liens, other than Permitted Liens and non-exclusive licenses granted by the Company in the ordinary course of business. To the Knowledge of the Company, no Person is infringing the Owned Intellectual Property.

(b)     Schedule 4.21(b) sets forth a true and complete list of all licenses (including sublicenses) of Intellectual Property pursuant to which (i) the Company licenses Intellectual Property from a third Person, or (ii) the Company licenses Intellectual Property to a third Person.

(c)     The Company owns, licenses, sublicenses or otherwise legally possesses enforceable rights to use all Intellectual Property as used in the Business as currently conducted (the “Company Intellectual Property”). There is no Proceeding pending or Threatened against the Company with respect to the ownership, use or validity of the Company Intellectual Property. The use by the Company of the Company Intellectual Property does not infringe on the rights of any Person, and there have never been any claims against the Company of any such infringement. The Company is not obligated or under any liability to make any payments by way of royalties, fees or otherwise with respect to the use of any Company Intellectual Property. The consummation of the Closing will not result in the termination of the Company’s rights to any Company Intellectual Property.

(d)     The Company has taken commercially reasonable measures to maintain in confidence all trade secrets and confidential information owned or used by the Company.

(e)     Each employee of the Company engaged in the development of Intellectual Property or technology for the Company has executed a proprietary information and inventions agreement and, to the Knowledge of the Company, no employee of the Company that engaged in the development of Intellectual Property or technology for the Company is in breach of or has breached any such proprietary information and inventions agreement.

4.22     Environmental Matters. The Company has provided Buyer access to true and complete copies of all environmental assessments, reports, audits, studies and other material documents in the Company’s possession or under its control, or of which the Company has Knowledge, that relate to the Company’s compliance with Environmental Laws and the environmental condition of any real properly currently or formerly, owned, operated or leased by the Company, including the Leased Real Property. Except as set forth on Schedule 4.22:

(a)     the Company is, and has at all times conducted the Business, in compliance with all Environmental Laws;

(b)     there are no pending or Threatened claims, notices, suits, hearings, demands, information requests by a Governmental Body, Proceedings or Liens with respect to Environmental Laws or Hazardous Materials against or with respect to the Company, and the Company has never received any written notice, claim, complaint, subpoena, governmental information request, or summons, or been Threatened with any action from any Person alleging any liability under Environmental Laws relating to the Company or any violation of any Environmental Law by the Company;

(c)     the Company possesses and maintains in full force and effect all Licenses and Permits required under Environmental Laws for its operation as currently conducted, and has timely filed all applications for such Licenses and Permits;

(d)     to the Knowledge of the Company, there has been no Release at, on, under or from the Leased Real Property that would reasonably be expected to give rise to a liability of the Company under Environmental Laws and there are no other facts, circumstances or conditions, in each case that would reasonably be expected to result in any liability to the Company under Environmental Laws;

(e)     to the Knowledge of the Company, none of the Leased Real Property contains, any of the following: (i) underground improvements used for storage or transport of Hazardous Materials, including but not limited to treatment or storage tanks, or underground piping associated with such tanks, used currently or in the past for the management of Hazardous Materials; (ii) a dump, landfill or any unit for the disposal of wastes regulated under Environmental Laws; (iii) filled in land or wetlands; (iv) PCBs; (v) mold that poses a threat to human health; or (vi) asbestos-containing materials; and

(f)     neither the Company nor any of its assets is subject to any order, decree, injunction or other directive of any Governmental Body and neither the Company nor any of its assets is subject to any agreement that requires it to pay to, reimburse, guarantee, pledge, defend, indemnify or hold harmless any Person for or against any Environmental Liabilities.

4.23     Affiliate Transactions. Except as set forth on Schedule 4.23, the Company is not a party to any Contract with any Affiliate, director, officer or employee of the Company and no Affiliate, director, officer or employee of the Company (a) owns any asset, property or right, tangible or intangible, used by the Company, (b) to the Knowledge of the Company, has any claim or cause of action against the Company, or (c) is owed any payment or obligation by the Company (other than payments and obligations under Contracts disclosed on Schedule 4.23 or for compensation and benefits in the ordinary course of business).

4.24     Licenses and Permits. The Company owns or possesses all franchises, licenses, certificates, consents, waivers, permits, orders, approvals and other authorizations of any Governmental Body or regulatory body (federal, state and local), including Governmental Authorizations, that are required to be obtained and are necessary for the conduct of the Business as now carried on by the Company (collectively, the “Licenses and Permits”). All Licenses and Permits are valid and binding and in full force and effect. The Company has taken all necessary action to maintain all Licenses and Permits. No Proceeding is pending or Threatened concerning any actual, alleged or potential violation of, failure to comply with, revocation, withdrawal, suspension, cancellation, termination, modification or limitation (excluding recurring renewal notifications) of any of the Licenses and Permits. No loss or expiration of any of the Licenses and Permits is pending, Threatened or reasonably foreseeable (other than expiration upon the end of any applicable term). The execution, delivery and performance of this Agreement and the consummation of the Contemplated Transactions will not materially adversely affect any of the Licenses and Permits.

4.25     Tax Returns and Payments.

(a)     All Tax Returns required to be filed with any Governmental Body by or on behalf of the Company have been timely filed in accordance with applicable Legal Requirements, and all such Tax Returns were correct and complete in all material respects. All Taxes shown as due and payable on such Tax Returns have been timely paid to the appropriate Governmental Body.

(b)     Except as set forth on Schedule 4.25(b), all Tax Returns filed with respect to Tax years of the Company through the Tax year ended 2013 have been examined and closed or are Tax Returns with respect to which the applicable period for assessment under applicable Legal Requirements, after giving effect to extensions or waivers, has expired. The Company is not delinquent in the payment of any Tax nor has the Company requested an extension of time to file a Tax Return and not yet filed such return. The Company is not a beneficiary of any unexpired waiver or extension of any statute of limitations with respect to the assessment or collection of any Tax for which the Company may be liable. To the Knowledge of the Company, no audit or other administrative proceeding is pending or Threatened, and, to the Knowledge of the Company, no judicial proceeding is pending or Threatened, that involves any Tax or Tax Return filed or paid by or on behalf of the Company.

(c)     The Company is not and has never been a member of an affiliated, consolidated, combined or unitary group other than one of which the Company was the common parent. The Company is not party to any Tax indemnification, Tax allocation or Tax sharing agreements.

(d)     No unresolved claim has been made by any Governmental Body in a jurisdiction where the Company does not file Tax Returns alleging that the Company is or may be subject to taxation by that jurisdiction or to a Tax Return filing requirement.

(e)     There are no Liens for Taxes (other than for current Taxes not yet due and payable or Taxes for which adequate reserves are reflected in the Financial Statements) on the assets of the Company.

(f)     The Company has made available to Buyer true and complete copies of all Tax Returns of the Company for the Tax years beginning on or after January 1, 2007.

(g)     The Company has timely collected or withheld any Taxes required to be collected or withheld for all periods for which the statute of limitations has not yet expired, and has paid or remitted on a timely basis all Taxes required to be so paid or remitted to the applicable authority or depository.

(h)     The Company is not and has never been a party to any “reportable transaction” as defined in Treasury Regulations Section 1.6011-4(b)(1) (other than such transactions that have been properly reported or are not yet required to have been reported), or transactions that constitute “listed transactions” as defined in Treasury Regulations Section 1.6011-4(b)(2).

4.26     Severance. (a) The Company has no severance policy as of the date hereof (and does not have any severance obligations under any prior severance policy) in writing or orally by operation of a manual, memorandum or otherwise, and (b) the Company has created no severance obligations to any individuals as of the date hereof (and does not owe any such severance obligations to any individuals as of the date hereof) in writing or orally by operation of a manual, memorandum or otherwise.

4.27     Absence of Certain Changes or Events. Since December 31, 2013, (a) there has not been any event, circumstance, change or effect that has had or would have a Material Adverse Effect, and (b) the business of the Company has been conducted in the ordinary course of business.

4.28     Product and Service Warranties.

(a)     Except as set forth on Schedule 4.28, the Company has not given to any Person any product or service guaranty or warranty, right of return, or other indemnity relating to the products manufactured, sold, leased, licensed, or delivered, or services performed, by the Company, and no written claims, or claims Threatened, exist against the Company with respect thereto, and there have been no amendments to or deviations from such guarantees or warranties. During the last five (5) years, there have been no written claims, or claims Threatened, against the Company with respect to product or service warranties and guarantees. The Company has legally excluded liability for all special, incidental, punitive, and consequential damages to any customer of the Company.

(b)     During the last five (5) years, no Proceedings have been initiated or Threatened against, nor is any Proceeding currently pending or Threatened against, the Company alleging any liability of the Company relating to any alleged hazard or alleged defect in design, manufacture, materials or workmanship, including any failure to warn or alleged breach of express or implied warranty or representation, relating to any product manufactured, distributed, sold, leased, licensed or delivered by or on behalf of the Company, or any services performed by the Company, and, to the Knowledge of the Company, there is no valid basis for any such Proceeding.

4.29     Customers. No customer (or former customer) of the Company during the last twelve (12) months has canceled, terminated or Threatened to cancel or otherwise terminate its Contract, or to decrease its usage of the Company’s services or products. The Company has not received any written notice, and the Company has no Knowledge, to the effect that any current customer may terminate or materially alter its business relations with the Company as a result of the Contemplated Transactions.

4.30      Construction. The construction management services performed by the Company with respect to the Business conform to the plans and specifications and timelines set forth in the applicable Contract. The Company has not deviated from such plans and specifications or timelines, and, to the Knowledge of the Company, there does not exist any circumstance or event that would result in any deviation from such plans and specifications and timelines. The Company has performed the services required under each applicable Contract in conformance with Legal Requirements and all such services are free from construction defects.

4.31     Bank Accounts. Schedule 4.31 sets forth the names and locations of all banks, trust companies, savings and loan associations and other financial institutions at which the Company maintains accounts of any nature (or at which an account is maintained to which the Company has access as to which deposits are made on behalf of the Company), in each case listing the type of account, the account number therefor, and the names of all Persons authorized to draw thereon, make withdrawals therefrom or have access thereto, and lists all locations of all safe deposit boxes used by the Company. There are no outstanding powers of attorney executed on behalf of the Company.

4.32     Full Disclosure. This Agreement and the Schedules, Exhibits, Financial Statements and other Transaction Documents furnished by or on behalf of the Company to Buyer pursuant to the provisions of this Agreement do not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made herein or therein not misleading.

ARTICLE V
REPRESENTATIONS AND WARRANTIES OF THE COMPANY STOCKHOLDERS

Each Company Stockholder represents and warrants (with respect to itself only and not with respect to any other Company Stockholder) to Buyer as follows:

5.1     Capacity and Authority; Enforceability. Such Company Stockholder, if other than a natural person, is duly formed, validly existing and in good standing under the laws of the state of its formation. Such Company Stockholder has the legal capacity, power and authority to execute and deliver this Agreement and the other Transaction Documents to which it is a party, to perform its obligations hereunder and thereunder and to consummate the Contemplated Transactions. Such Company Stockholder has taken all action on the part of such Company Stockholder necessary for the execution and delivery of this Agreement and the other Transaction Documents to which it is a party, the performance of all obligations of such Company Stockholder to be performed as of the Closing and the consummation of the Contemplated Transactions. This Agreement and the other Transaction Documents to which it is a party have been duly executed and delivered by such Company Stockholder and constitute valid and legally binding obligations of such Company Stockholder, enforceable against such Company Stockholder in accordance with their respective terms except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, or other laws of general application relating to or affecting the enforcement of creditors’ rights generally, or (b) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies.

5.2     Ownership of Shares. Such Company Stockholder is the record and beneficial owner of, and has good and valid title to, the Shares set forth opposite such Company Stockholder’s name on Exhibit A, free and clear of all Liens, defects of title or any other restrictions on transfer. The Shares set forth opposite such Company Stockholder’s name on Exhibit A represent all right, title and interest with respect to the equity of the Company owned by such Company Stockholder. Such Company Stockholder is not a party to any option, warrant, right, contract, call, put or other agreement or commitment providing for the disposition or acquisition of any Shares (other than this Agreement). Except as set forth on Schedule 5.2, such Company Stockholder is not a party to any voting trust, proxy or other agreement or understanding with respect to, restricting or otherwise relating to the voting, dividend rights or other disposition of any Share. Upon the Closing of the Contemplated Transactions, such Company Stockholder will have transferred all rights, title and interest in and to the Shares set forth opposite such Company Stockholder’s name on Exhibit A, free and clear of all Liens.

5.3     No Conflict. Neither the execution and delivery by such Company Stockholder of this Agreement or the other Transaction Documents to which it is a party, nor the consummation or performance of the Contemplated Transactions, will (with or without notice or lapse of time): (a) contravene, conflict with or result in a violation of, any Legal Requirement applicable to such Company Stockholder, or (b) contravene, conflict with or result in a violation or breach of, or result in a default under, or give rise to any right or cause of action under, any provision of any Contract to which such Company Stockholder is a party. No Consent is required to be made or obtained by or on behalf of such Company Stockholder in connection with the execution, delivery or performance by such Company Stockholder of this Agreement, the other Transaction Documents to which it is a party or the Contemplated Transactions.

5.4     Litigation. There is no pending Proceeding, and to such Company Stockholder’s knowledge, no Person has Threatened to commence any Proceeding that challenges, or seeks damages or other relief in connection with, such Company Stockholder’s performance of this Agreement or the Contemplated Transactions, or that may have the effect of preventing, delaying, making illegal, or otherwise interfering with, this Agreement or the Contemplated Transactions.

5.5     Brokers or Finders. Such Company Stockholder has not incurred any obligation or liability for brokerage or finders’ fees or agents’ commissions or other similar payments in connection with this Agreement or the Contemplated Transactions for which the Company will directly or indirectly have any liability.

5.6     Affiliate Transactions. Neither such Company Stockholder nor any of its Affiliates is party to any Contract with the Company of the nature required to be listed on Schedule 4.23.

5.7     United States Person. Such Company Stockholder is a United States Person (as defined in Section 7701(a)(30) of the Code).

5.8     Securities Law Matters.

(a)     Such Company Stockholder is acquiring the Promissory Note for its own account and not with a view to its distribution within the meaning of Section 2(11) of the Securities Act.

(b)     Such Company Stockholder is an “accredited investor” as such term is defined in Rule 501(a) under the Securities Act.

(c)     Such Company Stockholder confirms that Buyer has made available to such Company Stockholder and its Representatives the opportunity to ask questions of the officers and management employees of Buyer and to acquire such additional information about the business and financial condition of Buyer as such Company Stockholder has requested, and all such information has been received.

(d)     Such Company Stockholder is acquiring the Buyer common stock pursuant to Sections 3.1(b) and 3.3(c)(iii) solely for such Company Stockholder’s own account for investment and not with a view to, or for resale in connection with, any distribution thereof within the meaning of the Securities Act. Such Company Stockholder further represents that such Company Stockholder does not have any present intention of selling, offering to sell or otherwise disposing of or distributing such Buyer common stock or any portion thereof, and that the entire legal and beneficial interest of such Buyer common stock being acquired by such Company Stockholder for, and will be held for the account of, such Company Stockholder only and neither in whole nor in part for any other Person.

(e)     Such Company Stockholder is aware that:

(i)     the Buyer common stock to be issued pursuant to Sections 3.1(b) and 3.3(c)(iii) has not been registered under the Securities Act, and such Buyer common stock must be held indefinitely unless a transfer of such Buyer common stock is subsequently registered under the Securities Act or an exemption from such registration is available, and that the Buyer is under no obligation to register such common stock of Buyer; and

(ii)     Buyer will make a notation in its records of the aforementioned restrictions on transfer and legends.

(f)     Such Company Stockholder is aware of the provisions of Rule 144 promulgated under the Securities Act (“Rule 144”), which, in substance, permits limited public resale of “restricted securities” acquired, directly or indirectly, from the issuer thereof (or an affiliate of such issuer) in a non-public offering subject to the satisfaction of certain conditions, including among other things: (i) the resale occurring not less than six (6) months from the date such Company Stockholder has acquired such Buyer common stock pursuant to Sections 3.1(b) and 3.3(c)(iii); (ii) the availability of certain public information concerning Buyer; (iii) the sale being through a broker in an unsolicited “broker’s transaction” or in a transaction directly with a market maker (as said term is defined under the Securities Exchange Act of 1934, as amended); and (iv) that any sale of such Buyer common stock may be made by such Company Stockholder only in limited amounts during any three (3)-month period not exceeding specified limitations. Such Company Stockholder further represents that such Company Stockholder understands that at the time such Company Stockholder wishes to sell such Buyer common stock there may be no public market upon which to make such a sale, and that, even if such a public market then exists, Buyer may not be satisfying the current public information requirements of Rule 144, and that, in such event, such Company Stockholder would be precluded from selling such Buyer common stock under Rule 144 even if the six (6)-month minimum holding period had been satisfied. Such Company Stockholder represents that such Company Stockholder understands that in the event all of the requirements of Rule 144 are not satisfied, registration under the Securities Act or compliance with an exemption from registration will be required; and that, notwithstanding the fact that Rule 144 is not exclusive, the staff of the U.S. Securities and Exchange Commission has expressed its opinion that persons proposing to sell private placement securities other than in a registered offering and otherwise than pursuant to Rule 144 will have a substantial burden of proof in establishing that an exemption from registration is available for such offers or sales, and that such persons and their respective brokers who participate in such transactions do so at their own risk.

(g)     Without in any way limiting such Company Stockholder’s representations and warranties set forth above, such Company Stockholder further agrees that such Company Stockholder shall in no event make any disposition of all or any portion of such Buyer common stock which such Company Stockholder is acquiring unless and until:

(i)     there is then in effect a registration statement under the Securities Act covering such proposed disposition and such disposition is made in accordance with said registration statement; or

(ii)     such Company Stockholder shall have (A) notified Buyer of the proposed disposition and furnished Buyer with a detailed statement of the circumstances surrounding the proposed disposition, and (B) furnished Buyer with an opinion of such Company Stockholder’s own counsel to the effect that such disposition will not require registration of such shares under the Securities Act, and such opinion of such Company Stockholder’s counsel shall have been concurred with by counsel for Buyer, and Buyer shall have advised such Company Stockholder of such concurrence.

ARTICLE VI
REPRESENTATIONS AND WARRANTIES OF BUYER

Buyer hereby represents and warrants to the Company Stockholders as follows:

6.1     Organization; Good Standing. Buyer is a corporation duly organized, validly existing, and in good standing under the laws of the State of Delaware, and Buyer has all requisite power and authority to own, lease and operate its properties and to carry on its business as presently conducted and as proposed to be conducted. Buyer is duly qualified to transact business and is in good standing in each jurisdiction in which failure to so qualify would have a material adverse effect on Buyer.

6.2     Power and Authority; Enforceability. Buyer has the power and authority to execute and deliver this Agreement and the other Transaction Documents to which it is a party, to perform its obligations hereunder and thereunder and to consummate the Contemplated Transactions. Buyer has taken all corporate action on the part of Buyer necessary for the execution and delivery of this Agreement and the other Transaction Documents to which it is a party, the performance of all obligations of Buyer under this Agreement and the other Transaction Documents to be performed as of the Closing and the consummation of the Contemplated Transactions. This Agreement and the other Transaction Documents to which it is a party have been duly executed and delivered by Buyer and constitute valid and legally binding obligations of Buyer, enforceable against Buyer in accordance with their respective terms except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, or other laws of general application relating to or affecting the enforcement of creditors’ rights generally, or (b) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies.

6.3     No Conflict. Neither the execution and delivery of this Agreement or the other Transaction Documents to which it is a party, nor the consummation or performance of the Contemplated Transactions, will (with or without notice or lapse of time): (a) contravene, conflict with or result in a violation of any of the provisions of Buyer’s Certificate of Incorporation, Bylaws or other organizational documents, (b) contravene, conflict with or result in a violation of, any Legal Requirements applicable to Buyer, or (c) contravene, conflict with or result in a violation or breach of, or result in a default under, or give rise to any right or cause of action under, any provision of any Contract to which Buyer is a party. No Consent is required to be made by or on behalf of Buyer in connection with the execution, delivery or performance by Buyer of this Agreement, the other Transaction Documents to which it is a party or the Contemplated Transactions.

6.4     Litigation. There is no pending Proceeding, and to Buyer’s knowledge, no Person has Threatened to commence any Proceeding, that challenges, or seeks damages or other relief in connection with, Buyer’s performance of this Agreement or the Contemplated Transactions, or that may have the effect of preventing, delaying, making illegal, or otherwise interfering with, this Agreement or the Contemplated Transactions.

6.5     Brokers or Finders. Buyer has not incurred any obligation or liability for brokerage or finders’ fees or agents’ commissions or other similar payments in connection with this Agreement or the Contemplated Transactions for which the Company will directly or indirectly have any liability.

6.6     Financial and Regulatory Matters. Buyer will, as of the Closing Date, have the financial capacity and capability to perform all of its obligations under this Agreement and the other Transaction Documents.

ARTICLE VII
COVENANTS

7.1     Certain Tax Matters.

(a)     Pre-Closing Tax Periods. Following the Closing Date, the Stockholder Representative shall prepare and timely file or cause to be prepared and timely filed at its expense all Tax Returns of the Company that are required to be filed after the Closing Date in respect of taxable periods ending on or before the Closing Date (“Pre-Closing Tax Period”) and shall timely pay all Taxes that are due on or before the Closing Date. In each case such Tax Returns shall be in conformity with the Code and Treasury Regulations. The Stockholder Representative shall provide draft copies of each such Tax Return to Buyer at least thirty (30) days prior to the filing thereof for its review and the Stockholder Representative shall consider in good faith any comments of Buyer arising as a result of the review of such proposed Tax Returns. The Company shall timely file all such Tax Returns, as may be modified in accordance with the foregoing sentence, and shall pay, subject to Section 10.2(h), the amount of any Taxes shown as due by the Company thereon to the appropriate Tax authorities.

(b)     Straddle Periods. Buyer shall prepare and timely file or cause to be prepared and timely filed at its expense all Tax Returns of the Company that include periods ending after the Closing Date; provided that if any such Tax Return relates to any period beginning before the Closing Date (a “Straddle Period”), Buyer shall deliver to the Stockholder Representative for his review and comment a draft of the proposed Tax Return no later than thirty (30) days prior to Buyer’s proposed filing date for such Tax Return (such Tax Returns relating to periods beginning before the Closing Date, the “Straddle Period Returns”). In each case such Straddle Period Returns shall be in conformity with the Code and Treasury Regulations. The Stockholder Representative and Buyer agree to consult and to attempt to resolve in good faith any issue arising as a result of the review of such Straddle Period Returns. If the Stockholder Representative and Buyer cannot agree on the amount of Taxes owed by the Company or the treatment of an item shown on such Straddle Period Return within twenty (20) days, Buyer and the Stockholder Representative shall refer the matter to the Accounting Arbitrator. Buyer and the Stockholder Representative shall equally share the fees and expenses of the Accounting Arbitrator and its determination as to the amount owing by the Company with respect to the Straddle Period Returns or the treatment of any item shown on such Straddle Period Returns shall be binding on the Parties for purposes of filing such Straddle Period Returns. The Company shall timely file all such Tax Returns, as so modified, and shall pay, subject to Section 10.2(h), the amount of any Taxes shown due by the Company thereon to the appropriate Tax authorities.

(c)     For purposes of Sections 7.1(a) and (b), in the case of any Taxes that are imposed on a periodic basis and are payable for a taxable period that includes (but does not end on) the Closing Date, the portion of such Tax that relates to the taxable period ending on the Closing Date shall (i) in the case of any Taxes other than Income Taxes, be deemed to be the amount of such Tax for the entire taxable period multiplied by a fraction the numerator of which is the number of calendar days in the taxable period ending on the Closing Date and the denominator of which is the number of calendar days in the entire taxable period, and (ii) in the case of Income Tax, be deemed equal to the amount which would be payable if the relevant taxable period ended on the Closing Date, including therein any Income Tax due as a result of any of the Contemplated Transactions. All determinations necessary to give effect to the foregoing allocations shall be made in conformity with the Code, Treasury Regulations and any other applicable authorities except to the extent required by Legal Requirement.

(d)     Cooperation on Tax Matters. The Parties shall cooperate fully, as and to the extent reasonably requested by any other Party, in connection with financial accounting for Taxes, the filing of Tax Returns and any suit, action, inquiry, proceeding, administrative or judicial appeal, audit, litigation or other similar proceeding with respect to Taxes (each, a “Tax Contest”). Such cooperation shall include (i) providing the other Party with any final determination of any such Tax Contest that affects any amount required to be shown on any Tax Return of the other Party for any period, (ii) retaining and (upon the other Party’s request) providing records and information (including all relevant Tax opinions and FIN 48 workpapers) that are reasonably relevant to financial accounting for Taxes, any Tax Contest and Tax Return, and (iii) making employees available on a mutually convenient basis to provide additional information and an explanation of any material provided hereunder. Without limiting the generality of the foregoing, Buyer shall retain, and shall cause the Company to retain, and the Stockholder Representative shall retain, until the applicable statutes of limitations (including any extensions) have expired, copies of all Tax Returns, supporting work schedules and other records or information (including all Tax opinions and FIN 48 workpapers) that may be relevant to such Tax Returns for all Tax periods or portions thereof ending before or including the Closing Date and shall not destroy or otherwise dispose of any such records without first providing the other Party with a reasonable opportunity to review and copy the same. The Stockholder Representative and the Company Stockholders agree that the Stockholder Representative shall act on behalf of the Company Stockholders in connection with all cooperation under this Section 7.1(d).

(e)     Tax Contest. Notwithstanding anything to the contrary herein, with respect to any Tax Context, neither the Company Stockholders nor the Stockholder Representative shall be entitled to control the conduct or settlement of such Tax Contest. Buyer is entitled to settle such Tax Contest without the prior written consent of the Company Stockholders or the Stockholder Representative.

(f)     Tax Sharing Arrangements. All Tax sharing agreements or similar agreements with respect to or involving the Company (other than the provisions of this Agreement) shall be terminated prior to the Closing Date, and, after the Closing Date, the Company shall not be bound thereby or have any liability thereunder for amounts due in respect of any period prior to the Closing Date.

(g)     Transfer Taxes. Any and all Transfer Taxes shall be paid one-half by the Company Stockholders and one-half by Buyer. The Company Stockholders and Buyer shall cooperate in timely making and filing all Tax Returns as may be required to comply with the provisions of any Transfer Tax laws. The Party responsible for filing each Tax Return shall timely pay any Transfer Taxes due and payable with respect to such Tax Return, and the other Party shall timely reimburse the paying Party for one-half of such Transfer Taxes.

7.2     Cooperation and Proceedings; Access to Records.

(a)      After the Closing, each of the Company Stockholders shall cooperate with Buyer and its counsel and make itself and its Representatives available to Buyer and the Company in connection with the institution or defense of any Proceeding, whether pending, Threatened, or anticipated, involving or relating to the Contemplated Transactions, Buyer or the Company, including providing testimony, business or stock records, and other information.

(b)     The Company Stockholders and Buyer will make available to the other any records in the nonrequesting Party’s custody or control for the purpose of preparing any Financial Statement or Tax Return or preparing for or defending any Tax-related examination of the requesting Party or the Company by any Governmental Body. The Party requesting such records will reimburse the nonrequesting Party for the reasonable out-of-pocket costs and expenses incurred by the nonrequesting Party. The nonrequesting Party will afford access to such records during normal business hours, upon reasonable advance notice given by the requesting Party, and subject to such reasonable limitations as the nonrequesting Party may impose to delete competitively sensitive or privileged information.

7.3     Further Action. In case at any time after the Closing any further action is necessary to consummate or confirm the Contemplated Transactions, to accomplish the purposes of this Agreement or to assure to Buyer the benefits of this Agreement, without additional compensation, the Company Stockholders and the Stockholder Representative shall take such further action (including the execution and delivery of such further instruments and documents) as Buyer reasonably may request.

7.4     Noncompetition, Nonsolicitation, and Nondisparagement.

(a)      For a period of three (3) years after the Closing Date:

(i)     each Company Stockholder, by its execution of this Agreement, hereby covenants and agrees that it shall not, directly or indirectly, engage, invest in, own, manage, operate, finance, control, advise, render services to, guarantee the obligations of, be employed by, be associated with, or in any manner be connected with any Person engaged in any business that the Company conducts as of the Closing Date, including the Business, in any geographic area in which the Company conducts such business as of the Closing Date; provided, however, that each Company Stockholder may acquire or otherwise own less than 5% of the outstanding capital stock of a Person that is listed on any national securities exchange or which is registered under Section 12(g) of the Securities Exchange Act of 1934, as amended;

(ii)     each Company Stockholder, by its execution of this Agreement, hereby covenants and agrees that it shall not, directly or indirectly, (A) cause, induce, or attempt to cause or induce any employee, agent, or independent contractor of the Company to terminate such relationship; (B) in any way interfere with the relationship between the Company and any of its employees, agents, or independent contractors; or (C) hire, retain, employ, or otherwise engage or attempt to hire, retain, employ, or otherwise engage as an employee, independent contractor, or otherwise, any employee, agent or independent contractor of the Company; and

(iii)     each Company Stockholder, by its execution of this Agreement, hereby covenants and agrees that it shall not, directly or indirectly, (A) solicit, induce, or otherwise cause, or attempt to solicit, induce, or otherwise cause, any customer, supplier, licensor, licensee, or any prospective customer, supplier, licensor, or licensee that has been contacted or targeted for contact by the Company on or before the Closing Date, or any other Person engaged in a business relationship with the Company, to (1) terminate, curtail, or otherwise modify its relationship with the Company or (2) engage in business with a competitor of the Company, or (B) interfere in any way with the relationship between the Company, and any of its customers, suppliers, licensors, licensees, or any such prospective customers, suppliers, licensors, or licensees, or any other Person engaged in a business relationship with the Company.

(b)      Each Company Stockholder, by its execution of this Agreement, hereby covenants and agrees that it shall not make any disparaging statement, either orally or in writing, regarding Buyer, the Company, the Business, the products or services thereof, or any of their respective Representatives.

(c)     Each Company Stockholder, by its execution of this Agreement, hereby agrees that this Section 7.4, including the provisions relating to duration, geographical area and scope, is reasonable and necessary to protect and preserve Buyer’s and the Company’s legitimate business interests and the value of the Shares and the Company, and to prevent an unfair advantage from being conferred on such Company Stockholder.

(d)     If any provision of this Section 7.4 would be held to be excessively broad as to duration, geographical area, scope, activity or subject, for any reason, such provision shall be modified, by limiting and reducing it, so as to be enforceable to the extent allowed by applicable Legal Requirements.

(e)     Each Company Stockholder, by its execution of this Agreement, hereby acknowledges that any Breach of this Section 7.4 would result in serious and irreparable injury to Buyer, Buyer could not be adequately compensated by monetary damages alone, and Buyer’s remedy at law would not be adequate. Therefore, each Company Stockholder hereby acknowledges and agrees that, in the event of a Breach by such Company Stockholder, Buyer shall be entitled, in addition to any other remedy at law or in equity to which Buyer may be entitled, to equitable relief against such Company Stockholder, including temporary restraining orders and preliminary and permanent injunctions to restrain such Company Stockholder from such Breach and to compel compliance with the obligations of such Company Stockholder, and each Company Stockholder hereby waives the posting of a bond or undertaking as a condition to such relief.

(f)     In the event of a conflict between the provisions of this Section 7.4 and the provisions of an Employment Agreement of any Company Stockholder, this Agreement shall govern.

7.5     Confidentiality.

(a)      As used in this Section 7.5, the term “Confidential Information” includes any of the following information held or used by or relating to the Company and the Business:

(i)     all information that is a trade secret;

(ii)     all information concerning product specifications, data, know-how, formulae, compositions, processes, designs, sketches, photographs, graphs, drawings, samples, inventions and ideas, past, current and planned research and development, current and planned manufacturing or distribution methods and processes, computer hardware, software and computer software, database technologies, systems, structures and architectures; and

(iii)     all information concerning the business and affairs of the Company and the Business, including historical and current financial statements, financial projections and budgets, tax returns and accountants’ materials, historical, current, and projected sales, capital spending budgets and plans, business plans, strategic plans, marketing and advertising plans, publications, client and customer and prospect lists and files, current and anticipated customer requirements, price lists, market studies, contracts, the names and backgrounds of key personnel and personnel training techniques and materials, however documented.

(b)     Each Company Stockholder, by its execution of this Agreement, hereby acknowledges the confidential and proprietary nature of the Confidential Information and agrees that such Company Stockholder shall, except to the extent required for a Company Stockholder who is employed by the Company to fulfill his or her duties in the course of such employment, from and after the Closing: (i) keep the Confidential Information confidential and deliver promptly to Buyer, or immediately destroy at Buyer’s option, all embodiments and copies of the Confidential Information that are in such Company Stockholder’s possession; (ii) not use the Confidential Information for any reason or purpose; and (iii) without limiting the foregoing, not disclose the Confidential Information to any Person, except with Buyer’s prior written consent.

(c)     Section 7.5(b) does not apply to that part of the Confidential Information that becomes generally available to the public other than as a result of a Breach of this Section 7.5 by any Company Stockholder. Confidential Information shall not be deemed “generally available to the public” merely because it is included or incorporated in more general information that is publicly available or because it combines features which individually may be publicly available.

(d)     If any Company Stockholder becomes compelled in any Proceeding to make any disclosure that is prohibited by this Section 7.5, such Company Stockholder shall, to the extent legally permissible, provide Buyer with prompt notice of such compulsion so that Buyer may seek an appropriate protective order or other appropriate remedy or waive compliance with the provisions of this Section 7.5. In the absence of a protective order or other remedy, such Company Stockholder may disclose that portion (and only that portion) of the Confidential Information that, based upon the opinion of such Company Stockholder’s counsel, such Company Stockholder is legally compelled to disclose; provided, however, that such Company Stockholder shall use its best efforts to obtain written assurance that any Person to whom any Confidential Information is so disclosed shall accord confidential treatment to such Confidential Information.

(e)     Nothing in this Section 7.5 will diminish the protections and benefits under applicable Legal Requirements to which any trade secret of the Company is entitled. If any information that the Company asserts to be a trade secret under applicable Legal Requirements is found by a court of competent jurisdiction not to be such a trade secret, such information will nonetheless be considered Confidential Information of the Company for purposes of this Section 7.5.

7.6     Customer and Other Business Relationships.

(a)     After the Closing, each Company Stockholder shall cooperate with Buyer in its efforts to continue and maintain for the benefit of Buyer the business relationships of the Company, including relationships with any customers, suppliers, licensors, licensees, lessors, employees, regulatory authorities and others. Each Company Stockholder shall refer to Buyer all inquiries and communications received by such Company Stockholder relating to the Company after the Closing.

(b)     After the Closing, no Company Stockholder shall take any action, either directly or indirectly, that could diminish the value of the Company or interfere with the business of Buyer.

7.7     Buyer Stock. Buyer shall make available the equivalent number of shares of common stock of Buyer equal to an aggregate of Seventy-Five Thousand Dollars ($75,000) to be granted to certain key employees of the Company who are not Company Stockholders in such amount and on such terms as reasonably determined by Buyer, subject to the terms and provisions of Buyer’s 2011 Equity Incentive Plan, as amended, and such key employees executing and delivering a form of restricted stock agreement, which shall be the same in form and substance as the restricted stock agreements entered into by Buyer’s employees who are issued restricted stock.

ARTICLE VIII
DIRECTORS AND OFFICERS; PROFESSIONAL LIABILITY PRIOR ACTS INSURANCE

8.1     Directors and Officers.

(a)     Subject to the indemnification provided to the Buyer Indemnified Parties in Section 10.2, Buyer agrees that all rights to indemnification and exculpation from liability for acts and omissions occurring at or prior to the Closing and rights to advancement of expenses relating thereto now existing in favor of the directors, officers and employees of the Company (the “Covered Persons”) as provided in the Company’s Articles of Organization, By-Laws or other organizational documents shall survive the Closing and shall not be amended, repealed or otherwise modified in any manner that would adversely affect the rights thereunder of any such director, officer or employee, unless an alteration or modification of such documents is required by applicable Legal Requirements or the Covered Person affected thereby otherwise consents in writing.

(b)     Prior to Closing, the Company shall purchase a three (3)-year Extended Reporting Professional Liability Insurance policy (the “E&O Policy”) covering the Covered Persons and the Company for all acts or events that occurred up to and including the Closing Date, with such coverage limits and deductibles as the Parties shall mutually agree. The Parties agree that Buyer shall pay the cost of the E&O Policy up to $25,000, and for any amount in excess of $25,000, Buyer and the Company Stockholders shall equally share such amount; provided that in no event shall Buyer be obligated to pay more than $100,000 in the aggregate for such E&O Policy. The Parties agree that the Company Stockholders’ portion of the cost of the E&O Policy shall be treated as a Transaction Expense.

(c)     This Section 8.1 shall survive the Closing, shall be enforceable by the parties referred to herein, as third party beneficiaries, and shall be binding upon all successors and assigns of Buyer and the Company.

ARTICLE IX
STOCKHOLDER REPRESENTATIVE

9.1     Designation; Powers. Each Company Stockholder approves the designation of and hereby designates the Stockholder Representative as the representative of the Company Stockholders and as the attorney-in-fact and agent for and on behalf of each Company Stockholder, with full power of substitution, with respect to all matters under this Agreement, including determining, giving and receiving notices and processes hereunder, entering into any documents required or permitted and contesting and settling any and all claims for indemnification under ARTICLE X, resolving any other disputes hereunder, performing the duties expressly assigned to the Stockholder Representative hereunder, making, executing, acknowledging and delivering all such other agreements, guarantees, orders, receipts, endorsements, notices, requests, instructions, certificates, stock powers, letters and other writings, and, in general, doing any and all things and taking any and all action that the Stockholder Representative, in its sole and absolute discretion, may consider necessary or proper or convenient in connection with or to carry out the Contemplated Transactions and to engage and employ agents and representatives and to incur such other expenses as the Stockholder Representative shall reasonably deem necessary or prudent in connection with the foregoing. A decision, act, consent or instruction of the Stockholder Representative shall constitute a decision of all Company Stockholders, the Company Stockholders shall be bound by all actions taken and documents executed by the Stockholder Representative, and Buyer shall be entitled to rely on any action or decision of the Stockholder Representative. Buyer is hereby relieved from any liability to any Person (including the Company Stockholders and their respective Affiliates and Representatives) for any acts done by it in accordance with such decision, act, consent or instruction of the Stockholder Representative. Notices or communications to or from the Stockholder Representative shall constitute notice to or from each of the Company Stockholders for purposes of this Agreement. In performing the functions specified in this Agreement, the Stockholder Representative shall not be liable to any Company Stockholder in the absence of gross negligence or willful misconduct on the part of the Stockholder Representative. Each Company Stockholder (other than the Stockholder Representative) shall severally, and not jointly, on a pro rata basis (in the relative proportions as among them set forth on Exhibit A), indemnify and hold harmless the Stockholder Representative from and against any liability incurred without gross negligence or willful misconduct on the part of the Stockholder Representative and arising out of or in connection with the acceptance or administration of its duties hereunder. Any out-of-pocket costs and expenses incurred by the Stockholder Representative in defending any claim, demand, suit, action or cause of action or otherwise in connection with performing its obligations under this Agreement shall be paid by the Company Stockholders severally, and not jointly, on a pro rata basis (in the relative proportions as among them set forth on Exhibit A).

9.2     Authority. The Stockholder Representative, solely in his capacity as the Stockholder Representative, represents and warrants that he has legal capacity and authority to enter into, execute, deliver and perform its obligations under this Agreement and each of the other Transaction Documents applicable to the Stockholder Representative and to consummate the Contemplated Transactions. This Agreement and each of the Transaction Documents to which the Stockholder Representative is a party has been duly executed and delivered by the Stockholder Representative and constitutes valid and legally binding obligations of the Stockholder Representative, enforceable against the Stockholder Representative in accordance with their respective terms except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, or other laws of general application relating to or affecting the enforcement of creditors’ rights generally, or (b) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies. Except as expressly provided in this Agreement, the Stockholder Representative shall have no duties or responsibilities to Buyer or its Affiliates. Neither the Stockholder Representative nor any agent employed thereby shall be liable to Buyer or any Affiliates of Buyer for any liability of a Company Stockholder or otherwise or for any error of judgment, any act done or step taken or for any mistake in fact or law, in each case to the extent taken or omitted by it in good faith and without gross negligence or willful misconduct.

ARTICLE X
SURVIVAL; INDEMNIFICATION; DISPUTE RESOLUTION

10.1     Survival. Except as otherwise specifically provided in this Agreement, each of the representations, warranties, covenants and agreements of the Parties contained herein or in any certificate or other writing delivered pursuant to this Agreement shall survive the Closing for a period of thirty-six (36) months, except that:

(a)     the representations and warranties set forth in Sections 4.1 (Organization; Good Standing), 4.2 (Power and Authority; Enforceability), 4.3 (Subsidiaries), 4.4 (Capitalization), 4.20 (Brokers or Finders) and ARTICLE V (the “Fundamental Representations”) shall survive indefinitely;

(b)     the representations and warranties set forth in Sections 4.15 (Employee Benefits) and 4.25 (Tax Returns and Payments) shall survive until the later of (i) sixty (60) days after expiration of the applicable statute of limitations (and extensions or waivers thereof), and (ii) sixty (60) months after the Closing Date; and

(c)     the covenants and agreements in this Agreement that, by their terms, are to have effect after the Closing Date shall survive for the period contemplated by such covenants or agreements, or if no period is specified, indefinitely.

10.2     Indemnification Obligations of the Company Stockholders. Subject to the provisions of Section 10.4, from and after the Closing, the Company Stockholders, severally and not jointly, in accordance with the proportions set forth on Exhibit A, shall indemnify, defend and hold harmless Buyer, Buyer’s Affiliates and the Company, each of their respective Representatives, and each of the successors and assigns of any of the foregoing (collectively, the “Buyer Indemnified Parties”) from, against and in respect of any and all Damages incurred by the Buyer Indemnified Parties arising directly or indirectly out of or relating to any of the following, regardless of whether the claim arises under contract, breach of warranty, tort or other legal theory:

(a)     any Breach or inaccuracy of any representation or warranty made by the Company, any Company Stockholder or the Stockholder Representative contained in this Agreement or in any other Transaction Document as of the Closing; provided, however, that for purposes of determining whether any such Breach or inaccuracy has occurred or the amount of Damages arising from or relating to such Breach or inaccuracy, the applicable representation or warranty shall be read without regard to any materiality or Material Adverse Effect qualifiers included in such representation or warranty;

(b)     any Breach of any covenant, agreement or undertaking made by the Company, any Company Stockholder or the Stockholder Representative in this Agreement or in any other Transaction Document;

(c)     any claim by any Person for brokerage or finder’s fees or commissions or similar payments that remain unpaid after the Closing and which are based upon any agreement or understanding alleged to have been made by such Person (or any Person acting on its behalf) with the Company, the Company Stockholders or the Stockholder Representative in connection with the Contemplated Transactions;

(d)     any criminal liabilities arising from actions taken or omitted to be taken by the Company, any Company Stockholder or the Stockholder Representative prior to the Closing in connection with this Agreement or any other Transaction Document;

(e)     any claim by a Person (other than the Company Stockholders to the extent of the Shares) that such Person owns or has any rights in or to any equity interest in the Company; except to the extent such claim involves Shares transferred from a Company Stockholder (or their successor) to such Person for which such Company Stockholder is independently responsible under this Agreement;

(f)     any Unpaid Transaction Expenses;

(g)     any Unpaid Indebtedness;

(h)     any liability of the Company for (i) Taxes or the nonpayment thereof for any Pre-Closing Tax Periods (including Taxes for the portion of any Straddle Period ending on the Closing Date), (ii) any and all Taxes of any member of an affiliated, consolidated, combined or unitary group of which the Company is or was a member on or prior to the Closing Date, including pursuant to Treasury Regulation Section 1.1502-6 (or any analogous or similar state, local or foreign law or regulation), (iii) any and all Taxes of any Person (other than the Company) imposed on the Company as a transferee or successor, by contract or pursuant to any Legal Requirements, rule or regulation, which Taxes relate to an event or transaction occurring on or before the Closing, and (iv) any Taxes, and reimbursement of Taxes and otherwise under Section 409A of the Code attributable to the Contemplated Transactions;

(i)     any Transfer Taxes payable by the Company Stockholders pursuant to Section 7.1(g) to the extent not paid by the Company Stockholders; and

(j)     any obligation of the Company to indemnify or advance expenses to any current or former officer, director or employee of the Company as of the Closing under Section 8.1, to the extent that such claims arise from acts or omissions occurring prior to the Closing.

10.3     Indemnification Obligations of Buyer. Subject to the provisions of Section 10.4, from and after the Closing, Buyer shall indemnify, defend and hold harmless the Company Stockholders, their Affiliates, each of their respective Representatives, and each of the successors and assigns of any of the foregoing (collectively, the “Seller Indemnified Parties”) from, against and in respect of any and all Damages incurred by the Seller Indemnified Parties arising directly or indirectly out of or relating to any of the following, regardless of whether the claim arises under contract, breach of warranty, tort or other legal theory:

(a)     any Breach or inaccuracy of any representation or warranty made by Buyer contained in this Agreement or in any other Transaction Document as of the Closing; provided, however, that for purposes of determining whether any such Breach or inaccuracy has occurred or the amount of Damages arising from or relating to such Breach or inaccuracy, the applicable representation or warranty shall be read without regard to any materiality or material adverse effect qualifiers included in such representations or warranties;

(b)     any Breach of any covenant, agreement or undertaking made by Buyer in this Agreement or in any other Transaction Document; and

(c)     any claim by any Person for brokerage or finder’s fees or commissions or similar payments that remain unpaid after the Closing and which are based upon any agreement or understanding alleged to have been made by such Person (or any Person acting on its behalf) with Buyer in connection with the Contemplated Transactions.

10.4     Limitations.

(a)     The liability of the Indemnifying Party to indemnify the Indemnified Party pursuant to Sections 10.2(a) and (b) and Sections 10.3(a) and (b) shall be limited to Indemnification Claims as to which an Indemnified Party has given the Indemnifying Party written notice in accordance with Sections 10.5(a) and (b) within the period following the Closing Date specified for each respective matter pursuant to Section 10.1; provided, however, that the provisions for indemnification contained in Section 10.2(a) and Section 10.3(a) (other than with respect to the Fundamental Representations) with respect to breaches of representations and warranties shall be effective only if the Indemnified Party has suffered, incurred, sustained or become subject to Damages in excess of $25,000 in the aggregate (the “Deductible Amount”) (it being understood and agreed that the Indemnified Party shall only be entitled to indemnification for such Damages to the extent such Damages exceed the Deductible Amount).

(b)     The liability of the Indemnifying Party to indemnify the Indemnified Party shall in no event exceed the Purchase Price (other than in respect of any claim for fraud, willful misconduct or intentional misrepresentation).

(c)     No Indemnified Party shall have any obligation to expend any out-of-pocket expense to seek recovery under any insurance benefits and proceeds or from any other Person; provided that such Indemnified Party shall provide prompt notice of any Damages subject to indemnification hereunder to its insurance carrier and shall reasonably cooperate with such insurance carrier.

10.5     Notice of Indemnification; Indemnification Procedure.

(a)     If either a Buyer Indemnified Party or a Seller Indemnified Party (the “Indemnified Party”) wishes to assert a claim that the Indemnified Party has determined has given or could give rise to indemnification under this ARTICLE X (an “Indemnification Claim”) (other than a Third Party Claim, which shall be governed by Section 10.5(e) below), the Indemnified Party shall deliver to the other party (the “Indemnifying Party”) a written notice (“Claim Notice”) setting forth:

(i)     the nature and basis of the Indemnification Claim; and

(ii)     a description of, and a reasonable estimate (to the extent that Damages in respect of such claim are reasonably capable of being estimated) of the total amount of, Damages actually incurred or expected to be incurred by the Indemnified Party as a result of such indemnified matter described in Section 10.2 or 10.3; provided, however, that the failure to estimate Damages (or the inaccuracy thereof) shall not affect the validity of a Claim Notice or the amount of Damages to which the Indemnified Party is entitled.

(b)     The Indemnified Party shall promptly provide the Claim Notice to the Indemnifying Party; provided that the failure to provide such Claim Notice will not affect any rights hereunder except to the extent the Indemnifying Party is materially prejudiced thereby; provided, however, that if the Indemnified Party shall fail to provide such Claim Notice in respect of a claim under Section 10.2(a), 10.2(b), 10.3(a) or 10.3(b) before the end of the applicable survival period specified in Section 10.1, such Indemnification Claim shall be barred.

(c)     The Indemnifying Party shall respond to the Indemnified Party (a “Claim Response”) within thirty (30) days (the “Response Period”) after the date that the Claim Notice is sent by the Indemnified Party. Any Claim Response must specify whether the Indemnifying Party disputes the Indemnification Claim described in the Claim Notice and the basis of such dispute. If the Indemnifying Party fails to give a Claim Response within the Response Period, the Indemnifying Party will be deemed to have accepted the Indemnification Claim described in the related Claim Notice. If the Indemnifying Party elects not to dispute an Indemnification Claim described in a Claim Notice, whether by failing to give a timely Claim Response or otherwise, then the amount of Damages alleged in such Claim Notice (or if no amount is so alleged, all Damages arising therefrom) will be conclusively deemed to be an obligation of the Indemnifying Party, and the amount of Damages shall be paid in accordance with Section 10.6 below.

(d)     If the Indemnifying Party delivers a Claim Response within the Response Period indicating that it disputes one or more of the matters identified in the Claim Notice and describing the basis therefor, Buyer and the Stockholder Representative shall promptly meet and use their commercially reasonable efforts to settle the dispute. If Buyer and the Stockholder Representative are unable to reach agreement within thirty (30) days after the conclusion of the Response Period, then such dispute shall be resolved by litigation in an appropriate court of competent jurisdiction in accordance with Section 10.10 or by any other means to which the Indemnified Party and the Indemnifying Party shall agree. For all purposes under this ARTICLE X, Buyer and the Stockholder Representative shall cooperate with and make available to the other party and its Representatives all information, records and data, and shall permit reasonable access to its facilities and personnel, upon reasonable advance notice, during normal business hours, in a manner so as to minimize disruption to the business of the Company, and subject to Legal Requirements and any applicable privilege, including the attorney-client and work product privileges, as may be reasonably requested in connection with the resolution of such disputes.

(e)     Promptly after receipt by an Indemnified Party of written notice from a third Person of any complaint or the commencement of any audit, investigation, action or proceeding with respect to which such Indemnified Party may be entitled to receive payment from any other Party for any Damages (a “Third Party Claim”), such Indemnified Party will notify the Indemnifying Party, promptly following the Indemnified Party’s receipt of such complaint or notice of the commencement of such Third Party Claim; provided, however, that the failure to provide such notice of such Third Party Claim will not affect any rights hereunder except to the extent the Indemnifying Party is materially prejudiced thereby. The Indemnifying Party will have the right, upon written notice delivered to the Indemnified Party within fifteen (15) days thereafter, subject to assuming full responsibility for all Damages resulting from any such Third Party Claim, to assume the defense of such Third Party Claim, including the employment of counsel reasonably satisfactory to the Indemnified Party and the payment of the fees and disbursements of such counsel; provided, however, that if the Company Stockholders are the Indemnifying Party, they shall have no right to assume the defense of such Third Party Claim. In the event, however, that the Indemnifying Party declines or fails, or has no right, to assume the defense of the Third Party Claim on the terms provided above or to employ counsel reasonably satisfactory to the Indemnified Party, in either case within such fifteen (15)-day period, then such Indemnified Party may employ counsel to represent or defend it in any such Third Party Claim and the Indemnifying Party will pay the reasonable fees and disbursements of such counsel as incurred; provided further, however, that the Indemnifying Party will not be required to pay the fees and disbursements of more than one counsel for all Indemnified Parties in any jurisdiction in connection with any audits, investigations, actions or proceedings that are substantially related. In any Third Party Claim with respect to which indemnification is being sought hereunder, the Indemnified Party or the Indemnifying Party, whichever is not assuming the defense of such action, will have the right to participate in such matter and to retain its own counsel at its own expense. The Indemnifying Party or the Indemnified Party, whichever has assumed the defense of such action, will at all times use commercially reasonable efforts to keep the non-assuming party reasonably apprised of the status of the defense of any matter the defense of which they are maintaining and to cooperate in good faith with each other with respect to the defense of any such matter.

(f)     An Indemnifying Party may not, without the prior written consent of the Indemnified Party, settle or compromise any claim or consent to the entry of any judgment with respect to which indemnification is being sought hereunder, unless (i) such settlement, compromise or consent includes an unconditional release of the Indemnified Party from all liability arising out of such claim, (ii) does not contain any admission or statement suggesting any wrongdoing or liability on behalf of the Indemnified Party, and (iii) does not contain any equitable order, judgment or term that in any manner affects, restrains or interferes with the business of the Indemnified Party or any of the Indemnified Party’s Affiliates.

(g)     For purposes of this ARTICLE X, the Stockholder Representative and the Company Stockholders agree that the Stockholder Representative shall act on behalf of the Company Stockholders in connection with all Indemnification Claims and related matters under this ARTICLE X, including with respect to receipt of any Claim Notice delivered by any Buyer Indemnified Party pursuant to Sections 10.5(a) and (b) or delivery to any Buyer Indemnified Party of a Claim Response pursuant to Section 10.5(c).

10.6     Indemnification Payments; Setoff Against Promissory Notes.

(a)     Subject to Section 10.6(d), if the Indemnifying Party fails to deliver a Claim Response within the applicable Response Period or otherwise agrees that it is liable for the Indemnification Claim set forth in the Claim Notice, the Indemnifying Party shall pay the Indemnified Party, within five (5) Business Days after the expiration of the applicable Response Period, the amount specified in such Claim Notice or, in the case of any Claim Notice in which the amount of the claim (or any portion thereof) is estimated, on such later date when the amount of such claim (or such portion thereof) becomes finally determined.

(b)     Subject to Section 10.6(d), if the Indemnifying Party delivers a Claim Response within the applicable Response Period, the Indemnifying Party shall pay the Indemnified Party, within five (5) Business Days after resolution of any dispute pursuant to Section 10.5(d), the amount, if any, determined by agreement of Buyer and the Stockholder Representative or by the court of competent jurisdiction to be payable by the Indemnifying Party.

(c)     Subject to Section 10.6(d), if the Indemnified Party receives a Third Party Claim, the Indemnifying Party shall pay the Indemnified Party, within five (5) Business Days after resolution of such Third Party Claim pursuant to Section 10.5(e), the amount, if any, specified in the settlement, compromise or judgment in respect thereof.

(d)     If a Buyer Indemnified Party is the Indemnified Party, at any time prior to any payment of a portion of the principal and interest to the Company Stockholders pursuant to the terms of the Promissory Notes and Section 3.1(c), any outstanding principal amount of each Promissory Note shall be deemed to be reduced by any amounts paid or payable to any Buyer Indemnified Party under the terms of this ARTICLE X (in accordance with the proportions set forth on Exhibit A) until the outstanding principal amount of such Promissory Note is zero; provided, however, that with respect to indemnification for a breach of any Company Stockholder representation under ARTICLE V, Buyer may only offset the Damages against any outstanding principal amount of the applicable Company Stockholder’s Promissory Note. Any amounts otherwise payable by the Company Stockholders in excess of the then outstanding principal amount of the Promissory Notes or by Buyer to the Indemnified Party as finally determined shall be paid by wire transfer or delivery of other immediately available funds within five (5) Business Days after such final determination to such bank account or accounts designated in writing by the other Party at least three (3) Business Days prior to the applicable payment date.

10.7     Character of Indemnity Payments. The Parties agree that any indemnification payments made with respect to this Agreement shall be treated for all Tax purposes as an adjustment to the Purchase Price.

10.8     Investigations. The respective representations and warranties of the Parties contained in this Agreement or in any certificate or other document delivered by any Party prior to the Closing and the rights to indemnification set forth in this ARTICLE X will not be deemed waived or otherwise affected by any investigation made by a Party to this Agreement and each Party shall be entitled to rely on the representations and warranties of the other Parties contained in this Agreement despite such investigation or any knowledge that such Party may otherwise have.

10.9     Exclusive Remedy. From and after Closing, except as provided in Section 10.11 and for the remedy of specific performance and injunctive relief, and except in the case of fraud, indemnification under this ARTICLE X shall be the sole and exclusive remedy for any claim or action related to or arising out of this Agreement or the operation of the Company prior to the Closing, whether such claim or action is based on contract, tort or otherwise. Buyer and the Company Stockholders each hereby waive any provision of any Legal Requirement to the extent that it would limit or restrict the agreement contained in this Section 10.9.

10.10     Jurisdiction; Governing Law.

(a)     Jurisdiction. The Parties agree that any disputes arising out of or related in any way to this Agreement, including a breach of this Agreement, shall be filed exclusively in the Chancery Court of the State of Delaware or any court of the United States located in the State of Delaware (the “Delaware Courts”). None of the Parties will argue or contend that it is not subject to the jurisdiction of the Delaware Courts or that venue in the Delaware Courts is improper.

(b)     Governing Law. This Agreement shall be governed by and construed in accordance with the internal laws of the State of Delaware, without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Delaware.

10.11     Equitable Remedies. In the event that a Party desires to enforce any provision of this Agreement by injunction or specific performance or to obtain other equitable relief, such Party may seek such relief by commencing a proceeding in the Delaware Courts.

ARTICLE XI
CONFIDENTIALITY

11.1     Non-Disclosure of Information. The provisions contained in the Confidentiality Agreement, dated as of October 20, 2014, between the Company and Buyer (the “Confidentiality Agreement”) remain in full force and effect.

11.2      Publicity. Immediately following the execution, delivery and Closing of this Agreement, Buyer may issue a press release with respect to this Agreement and the Contemplated Transactions substantially in the form previously provided to the Company. Except as required by applicable Legal Requirements or as contemplated by the foregoing sentence, none of the Company Stockholders shall, and shall cause their respective Affiliates not to, issue any public report, statement, advertisement, press release or otherwise make any public statement with respect to this Agreement or the Contemplated Transactions without prior consultation with and approval of Buyer. The Parties acknowledge and agree that each Party is responsible for compliance with the foregoing by each of its Representatives.

11.3     Damages. The Parties agree that, in connection with any Breach or alleged Breach by a Party of the terms and provisions of ARTICLE X, in addition to all other remedies available at law or hereunder, the injured Party shall be entitled to equitable relief, including injunctive relief and specific performance and all reasonable attorneys’ fees and court costs incurred in connection therewith.

ARTICLE XII
GENERAL

12.1     Entire Agreement. With the exception of the provisions of the Confidentiality Agreement, this Agreement and the other Transaction Documents, together with all Exhibits and Schedules hereto and thereto, constitutes the entire understanding among the Parties with respect to the subject matter contained herein and therein and supersedes any prior understandings and agreements among them respecting such subject matter, whether verbal or written in all forms.

12.2     Headings. The headings in this Agreement are for convenience of reference only and shall not affect its interpretation.

12.3     Notices. All notices or other communications required hereunder shall be in writing and shall be deemed to have been given: (a) upon receipt, if delivered in person, (b) three (3) days after the date of mailing, if mailed by certified or registered mail (first class postage pre-paid), or (c) one (1) Business Day after deposit with an overnight courier service such as Federal Express, to the following addresses (or to such other addresses which such Party shall designate in writing to the other Party):

If to the Company Stockholders or the Stockholder Representative, to:

Stuart D. Lesser

115 Lexington Avenue

Cambridge, MA 02138

Telephone: (617) 710-2254

with a copy (which shall not constitute notice) to:

Lawson & Weitzen, LLP

88 Black Falcon Avenue, Suite 345

Boston, MA 02210

Attn: George E. Christodoulo, PC

Telephone: (617) 439-4990

If to Buyer or the Company:

NV5 Holdings, Inc.

200 South Park Road, Suite 350

Hollywood, FL 33021-8798

Attn: Richard Tong, EVP and General Counsel

Telephone: (954) 495-2114

with a copy (which shall not constitute notice) to:

Hogan Lovells US LLP

Park Place II

7930 Jones Branch Drive

McLean, VA 22102

Attn: Mahvesh A. Qureshi

Telephone: (202) 637-3677

12.4     Exhibits and Schedules. Each Exhibit and Schedule referred to herein is incorporated into this Agreement by such reference.

12.5     Termination of Obligations. Each Company Stockholder hereby agrees that, from and after the Closing, none of the Company or any of its Affiliates shall have, and such Company Stockholder hereby releases them from, any debt, loss, liability or obligation (whether direct or indirect, known or unknown, asserted or unasserted, absolute or contingent, accrued or unaccrued, matured or unmatured, determined or determinable, liquidated or unliquidated, or due or to become due, and whether in contract, in equity or at law, tort, strict liability or otherwise), and including all costs and expenses relating thereto (including all fees, disbursements and expenses of legal counsel, experts, engineers and consultants and costs of investigation) owed to such Company Stockholder by the Company or any of its Affiliates prior to the date hereof, including, subject to clause (b)(iii) below, in respect of any claims for indemnification or advancement of expenses arising from such Company Stockholder acting as an officer, director, employee or in some other capacity on behalf of the Company or any of its Affiliates, arising from any omissions, acts or future, contingent or unconditional, fixed or variable under any Contract or on any other basis whatsoever, whether in equity or at law, other than with respect to (a) such Company Stockholder’s rights under this Agreement and the Contemplated Transactions, and (b) any rights such Company Stockholder may have (i) to receive compensation pursuant to an employment arrangement in the ordinary course of business with respect to the most recent payroll period (if any) beginning and not closing prior to the Closing Date or reimbursement for expenses pending during the most recent payroll period and incurred in connection with such Company Stockholder’s activities on behalf of the Company, (ii) with respect to Employee Benefit Plans, or (iii) with respect to indemnification under the Articles of Organization or By-Laws of the Company as contemplated in Section 8.1(a). Each Company Stockholder hereby acknowledges that he or she is familiar with the principle that a general release does not extend to claims that the releasor does not know or suspect to exist in the releasor’s favor at the time of executing the release, which, if known by the releasor, must have materially affected the releasor’s settlement with the release. Being aware of such principle, each Company Stockholder hereby agrees to expressly waive any rights he or she may have thereunder, as well as under any statute or common law principles of similar effect (other than as set forth in this Section 12.5).

12.6     Severability. If any provision of this Agreement is held illegal, invalid or unenforceable such illegality, invalidity or unenforceability will not affect any other provision hereof. This Agreement shall, in such circumstances be deemed modified to the extent necessary to render enforceable the provisions hereof.

12.7     Waiver. Except as otherwise provided in this Agreement, the failure of any Party to insist upon strict performance of any of the terms or conditions of this Agreement will not constitute a waiver of any of its rights hereunder.

12.8     Assignment. Buyer may not assign any of its rights or delegate any of its obligations hereunder without the prior written consent of the Stockholder Representative; provided, however, that Buyer may assign this Agreement or any of the rights or obligations hereunder to any Affiliate of Buyer. No such assignment will release Buyer of its obligations hereunder and the references in this Agreement to Buyer shall also apply to any such assignees, unless the context otherwise requires.

12.9     Successors and Assigns. This Agreement binds, inures to the benefit of, and is enforceable by the successors and permitted assigns of the Parties, and, except as otherwise set forth herein, does not confer any rights on any other Persons.

12.10     Amendments. This Agreement may be amended only by a written instrument duly executed by each of the Parties hereto.

12.11     Counterparts; Facsimiles. This Agreement may be executed in any number of counterparts and any Party may execute any such counterpart, each of which when executed and delivered shall be deemed to be an original and all of which counterparts taken together shall constitute but one and the same instrument. The execution of this Agreement by any Party will not become effective until counterparts hereof have been executed by each of the Parties. It shall not be necessary in making proof of this Agreement or any counterparts hereof to produce or account for any of the other counterparts. In order to facilitate execution of this Agreement, facsimile and .PDF signatures shall be deemed to be original signatures.

[Signature Page Follows]

IN WITNESS WHEREOF, this Agreement has been duly executed by the Parties, or by their duly authorized officers, as of the date first above written.

COMPANY:

JOSLIN, LESSER & ASSOCIATES, INC. By: /s/ Stuart D. Lesser Name: Stuart D. Lesser Title: President, Treasurer and Secretary

IN WITNESS WHEREOF, this Agreement has been duly executed by the Parties, or by their duly authorized officers, as of the date first above written.

BUYER:

NV5 HOLDINGS, INC. By: /s/ Dickerson Wright Name: Dickerson Wright Title: Chief Executive Officer

IN WITNESS WHEREOF, this Agreement has been duly executed by the Parties, or by their duly authorized officers, as of the date first above written.

STOCKHOLDER REPRESENTATIVE:

/s/ Stuart D. Lesser
STUART D. LESSER

COMPANY STOCKHOLDERS:

/s/ Stuart D. Lesser
STUART D. LESSER

TRUSTEES OF THE LESSER FAMILY 2012 IRREVOCABLE TRUST – MAX CO

By: /s/ Sara R. Reisman
Name: Sara R. Reisman
Title: Sole Trustee

TRUSTEES OF THE LESSER FAMILY 2012 IRREVOCABLE TRUST – NATHAN CO

By: /s/ Sara R. Reisman
Name: Sara R. Reisman
Title: Sole Trustee